UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

☒ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Impossible Kicks Holding Company, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Nevada

Date of organization
August 23, 2021

Is there a co-issuer? ______ yes ___X___no.

Physical address of issuer
300 Spectrum Center Drive, Suite 400 Irvine, CA 92618

Website of issuer
impossiblekicks.com

Name of intermediary through which the Offering will be conducted
DealMaker Securities, LLC

CIK number of intermediary
0001872856

SEC file number of intermediary
008-70756

CRD number, if applicable, of intermediary
315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
A usage fee of 8.5% of the amount raised, plus a $15,000 onboarding, due diligence and asset creation fee, plus monthly subscription fees of $2,000 for account management and software access.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
None

Type of security offered
Common Stock

Target number of Securities to be offered
10,000

Price (or method for determining price)
$2.00 per share.

Target Offering amount
$20,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the discretion of the Company

Maximum Offering amount (if different from target Offering amount)
$5,000,000

Deadline to reach the target Offering amount
September 30, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target Offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees
66 full time, 104 part time

	2023 Fiscal Year-End	2022 Fiscal Year-End
Total Assets	$29,209,070	$24,071,329
Cash & Cash Equivalents	$2,005,389	$2,394,874
Accounts Receivable	$518,701	$585,306
Short-term Debt	$394,719	0
Long-term Debt	$14,720,561	$9,943,123
Revenues/Sales	$47,246,722	$46,573,462
Cost of Goods Sold	$32,672,453	$34,014,491
Taxes Paid	$18,101	$28,302
Net Income	-$4,470,377	-$1,261,641

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financial Statements
EXHIBIT C: Subscription Agreement
EXHIBIT D: PDF of Campaign Landing Page

EXHIBIT A
OFFERING MEMORANDUM
PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
September 26, 2024

Impossible Kicks Holding Company, Inc.

Offering of a

Minimum of 10,000 Shares of Common Stock ($20,000)

up to a

Maximum of 2,500,000 Shares of Common Stock ($5,000,000)

Impossible Kicks Holding Company, Inc, ("Impossible Kicks," the "Company," "we," "us," "Issuer" or "our"), is offering up to $5,000,000 of common stock of the Company (the "Securities" or "Shares") at a price of $2.00 per Share (the "Purchase Price"). Purchasers of Securities are sometimes referred to herein as "Purchasers" or "Investors." The minimum target Offering is $20,000 (the "Target Amount"). This Offering (the "Offering") is being conducted on a best-efforts basis under Regulation CF of the Securities Act of 1933, as amended (the "Securities Act"), and the Company must reach its Target Amount by September 30, 2025 (the "Target Date").

Unless the Company raises at least the Target Amount under the Offering by the Target Date, no Securities will be sold in this Offering, investment commitments will be canceled, and committed funds will be returned. If the Company reaches its Target Amount prior to the Target Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and investors who have committed funds are provided notice five (5) business days prior to the closing.

Each investor must invest a minimum of $750. Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of each Purchaser are agreed to by the submission and processing of a subscription, and Purchaser must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary"). All committed funds under this Offering will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as the Company designates, pursuant to Regulation Crowdfunding, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

	Offering Price	Crowdfunding Platform Usage Fee[(1)]	Proceeds to Company[(2)]
Per Share of Common Stock	**$2.00**	**$0.17**	**$1.83**
Minimum Shares of Common Stock Sold	**$20,000**	**$1,700**	**$18,300**
Maximum Shares of Common Stock Sold	**$5,000,000**	**$425,000**	**$4,575,000**

(1) In addition to the cash platform usage fee we will pay the Intermediary cash "activation" fees of $15,000 ($5,000 of which will be payable to the Intermediary's affiliate, Novation Solutions Inc.) for onboarding, due diligence and asset creation and monthly subscription fees of $2,000 (payable to Novation Solutions Inc.) for monthly account management and software access fees. There will also be additional Offering costs primarily consisting of legal and accounting expenses payable to our counsel and accounting firm. We expect that these Offering costs will total approximately$481,000. This estimate of Offering costs does not include amounts that we may spend on advertising for the Offering.

(2) No assurance can be given that all or any portion of the securities offered hereby will be sold. Your funds will be held in an escrow account established by the Intermediary with the Escrow Agent, in compliance with applicable securities laws, until the Target Amount is reached. The subscription amount for the Shares may be paid to the escrow account by wire transfer or other electronic funds transfer in accordance with the instructions provided on the Intermediary's platform and will be held in escrow until satisfaction of all the conditions to the closing. The closing of this Offering is subject to, among other things, subscriptions for the $20,000 Target Amount being received in the escrow account from qualified investors. This offering may be closed at any time after the Target Amount is sold, in one or more closings, on or before September 30, 2025. If we do not raise the Target Amount offered by September 30, 2025, we will return all funds received in the escrow account to investors without interest.

Investor Perks

The Company is providing perks to investors who invest at certain dollar amounts, which are meant to be a thank you from the Company for investing. Investors who invest the indicated dollar amounts will receive a one-time discount on our products in any of our stores, as indicated:

- $750-$2,500 15% OFF
- $2,500-$5,000 20% OFF
- $5,000+ 25% OFF

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document (this "Offering Memorandum").

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This Offering Memorandum contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this Offering Memorandum and any other Company Offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) It is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) It is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) It is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) It has filed with the SEC and provided to Investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) It has a specific business plan, and such business plan is not to engage in a merger or acquisition with an unidentified company or companies.

About this Offering Memorandum

You should rely only on the information contained in this Offering Memorandum. We have not authorized anyone to provide you with information different from that contained in this Offering Memorandum. We are Offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Offering Memorandum is accurate only as of the date of this Offering Memorandum, regardless of the time of delivery of this Offering Memorandum or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Offering Memorandum does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Offering Memorandum. The Company does not expect to update or otherwise revise this Offering Memorandum or other materials supplied herewith. The delivery of this Offering Memorandum at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Offering Memorandum. This Offering Memorandum is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

Company Overview

Impossible Kicks as one of the largest brick-and-mortar sneaker resellers in the United States. Our merchandise mix includes hard-to-find new and exclusive high-end sneakers as well as a full line of iconic, sought-after streetwear apparel.

Our mission is to provide an attainable luxury experience that is inclusive for everyone. We deliver a unique, yet engaging, sales experience where consumers can find an extensive selection of exclusive and collectible sneakers coupled with hard-to-find "drops" (i.e., limited new releases) of streetwear and accessories. By securing products in wearable fashion, shoes, and outwear from exclusive drops and suppliers, we can curate a differentiated experience for customers by providing complete streetwear outfits. We are also one of the few companies that also focuses on the female and family market. Generally, sneaker resell stores are focused mainly on the male sneakerhead consumer.

We believe that, as one of the largest sneaker resellers in the United States, we can leverage a robust network of wholesalers to obtain our inventory. We also offer our shoppers the ability to become providers of our inventory, where each customer can participate in a two-way-market where they sell us their limited-edition sneakers or highly coveted shoes, which we purchase in exchange for cash or store credit. This two-way market where customers can come into our stores to both buy and sell their sneakers allows us to maintain higher margins and provides us with a buyer-side advantage over smaller sneaker stores.

Our company has multiple, wholly owned operating subsidiaries dedicated to sneaker reselling, which in turn operate brick-and-mortar stores in the following states: Connecticut, Florida, California, Colorado, Michigan, Texas, New York, Tennessee, North Carolina, Nevada and Hawaii.

In addition to our traditional retail brick-and-mortar business, we have an online presence through a website and a mobile app where customers can purchase curated (i.e., carefully chosen and presented) sneakers and selected apparel. We believe that this expansion to online sales, in conjunction with our brick-and-mortar stores, allows us to expand our brand even further. For instance, those customers that are unable to visit our physical stores can still shop our products to purchase their sneakers and clothes from a trusted, authentic source. Our mobile app and online sales platform are essential complements to our physical stores, which together provide product drops to a broad base of potential customers and collectors.

Industry

Our company targets customers who are focused on fashion, current trends, unique statement-pieces, and the inspiration to create bold looks that celebrate and curate luxury footwear as part of an aesthetic and overall style. In the late 1970s, shoe companies entered contracts with high-profile and recognizable athletes and gave them specific, identifiable sneakers to wear. This began the "sneakerhead" subculture – with the well-known streetball players wearing rare shoes from certain brands. The first Jordan shoe marked the existence of the first "sneakerhead" collection. Sneaker collectors began to trade with each other to complete collections, and many professional athletes were offered shoe deals and endorsement contracts. As these curated collections of customized sneakers began to increase in value, an underground culture was formed.

As of today, the biggest collectors of sneakers are over the age of 30, and it's common to find sneaker collectors in their 40s and 50s. Usually, our customers are well-established adults looking to add to their collections of pristine footwear. These customers also care about the exclusive nature of these limited-edition drops – wearing sneakers that are difficult to find has become a fashion statement for our customers. Typical buyers are affluent and span every age group – from young adults to mature adults.

The demand for sneakers is driven by both collectors and the urban streetwear market and fueled by large sneaker companies such as Nike and Adidas creating "hype" around new shoe drops. This "drop" culture has driven, and continues to drive, the consumer scarcity model. With large brands using artful storytelling, coupled with the use of key influencers and the power of social media, this culture of "drop" hype continues to grow. Sneaker culture has grown exponentially in the past ten years due to this forced scarcity, social media influencers gaining traction, and appetite for unique sneakers.

According to Allied Market Research, the total global sneaker industry generated $131.1 billion in 2021, and is anticipated to generate $215.6 billion by 2031. According to the 2020 TD Cowen Equity Research report, the global resale market in 2020 was estimated to be approximately $6.0

billion and it is expected to increase to $30.0 billion by 2030. According to the same report, the domestic sneaker resale market in 2020 was estimated to be $2.8 billion and growing to $10.5 billion by 2030.

The valuation of the global re-sale sneaker market by Cowen Equity Research also classified sneakers as an emerging alternative asset class, that is, an investment option that falls outside of traditional investments like stocks, bonds, and cash. Rather, sneakers present unique features that distinguish such an asset class from more established, alternative asset classes. Previous assessments by Cowen also indicated that sneakers can provide liquidity premiums, diversification, and favorable risk-reward characteristics. The buyers that focus on purchasing such footwear view sneakers as an alternative asset class.

Stores and Products

Since opening our first store in Connecticut in February 2021, our focus has been on creating an environment that gives our customers an affordable luxury experience, focusing on curated hard-to-find sneakers and streetwear. This comprehensive style-finding approach is an underlying competitive advantage of our business model. Our stores attract a wide shopper demographic from the young “urban” buyers in their late teens through mid-20’s with discretionary funds, to affluent adult buyers from ages 25 to 55, which include sneaker collectors, social media influencers, and celebrities. Since 2021, we have grown to 20 stores, and have kept that same holistic, yet tailored approach for each type of customer.

Our stores are mainly based in malls, and we have six store locations in Florida, two stores in California, three in Nevada, and two in Texas, and a store in each of Connecticut, Colorado, Michigan, New York, North Carolina, Tennessee, and Hawaii.

The store model is based on carrying exclusive product Offerings from sold-out shoe and apparel releases primarily within the past 18 months. In addition to our Impossible Kicks branded apparel, we also include product lines from the following luxury brands:

- Adidas
- Amiri
- AntiSocial
- Bape
- Chrome Hearts
- CIY
- Dior
- Eric
- Emmanuel
- Essential
- Gallery Dept.
- Jordan New
- Nike
- Off White
- Rhude
- Supreme
- Travis Scott
- Vione
- Palm Angels
- Yeezy

Our stores also excel in inventory management and tracking our products and sales. Each of our stores typically place orders with vendors on a weekly basis, and each product is authenticated before being shipped to us. Additionally, all our ecommerce orders are fulfilled by our retail locations, which further intensifies our commitment to successful inventory management and tracking.

We also partner with four additional brands to include their accessory products in our stores. In addition to our sneakers, we also offer sneaker cleaning products from Reshoevn8r, undergarments from PSD Underwear, designer leather jackets from Jeff Hamilton, and limited-edition backpacks created by Sprayground. Each brand coexists with our Offerings, from the limited release backpacks offered by Sprayground being as exclusive as some of our sneakers, to luxury leather jackets worn by celebrities and famous athletes provided by Jeff Hamilton. All these Offerings are geared to providing our customers with a holistic, branded experience. As we continue to expand and find other unique products, we intend to have more direct manufacturer relationships which should help to improve our overall gross margin.

Strategy

For our sneaker and footwear Offerings, we operate as a re-seller in a secondary market, which means that we do not get our inventory directly from manufacturers such as Nike or Adidas. Instead, we source our inventory from two main channels: directly from wholesale vendors and through the use of small, local buyers (often called "sneaker bots" in the industry) to purchase limited edition drops. Sneaker bots are on-line programs used to purchase sneakers quickly upon each sneaker's limited release before such sneakers become unavailable and allow re-sellers to secure inventory of high-demand footwear. Since we have twenty stores, we are always looking to expand our new shoe inventory.

Currently, larger wholesale vendors with complete fulfillment, authentication and distribution centers are our main sources of inventory, accounting for approximately 75% of our total inventory procurement. We also buy our apparel from these larger wholesalers as well. We also work with smaller wholesalers that procure their inventory through the use of automatic "bots" that view and purchase sneakers from various larger retailers such as Dick's Sporting Goods, Footlocker, Nike, and other name brand stores. The smaller wholesalers maintain their inventories in localized facilities, and our stores access this selective inventory to provide our customers with sneakers for some of our physical store locations.

Our third channel involves buying inventory directly from customers or consumers in our retail stores. We have an intake system that allows each location and their respective managers to buy from sellers and offer either cash or store credit. Additionally, we have a two-step authentication system to verify the authenticity of these sneakers. First, our managers and store operators authenticate the sneakers being sold with a proprietary authentication manual. Second, we use authentication software, which uses machine learning to confirm the authentication process. Up to 25% of our inventory at any given time consists of sneakers we purchase from our customers.

Sales and Marketing

- Our goal is to use our platform and brand identity to drive more customers to our physical stores and to increase our in-store sales. Our strategy has the following key components for each store:

- ***Grand Opening Marketing.*** We use targeted, local marketing to promote each new Impossible Kicks store grand opening. Such marketing is conducted through social media, with a major focus on promoted posts as well as regular posts on our social media pages, which drives both organic and paid engagement. Such marketing has proven successful and resulted in lines outside our stores on the "grand opening" weekends.

- ***Ongoing Marketing.*** To continue to drive traffic and sales to each store, we allocate a percentage of revenue (on a historical basis our allocation has been approximately 2% of sales) for digital media advertising campaigns, which includes paid-for advertising. We are active on social media, particularly Instagram, and our store managers post curated, interactive content for each geographic area, as well as on our main account. We focus on ongoing content creation to maintain a brand presence. Each retail location will post pictures on their separate Instagram or other social media accounts, allowing users to show off their purchases and emphasize our lifestyle branding. We frequently show our stores, the vastness of our inventory and product Offerings, and new inventory to grow brand awareness and draw attention to each store.

- ***Digital Advertising Reach.*** Our company typically reaches more than 18 million Instagram accounts every month, and we have more than 200,000 followers on our main "Impossible Kicks" account. We do this through short-form videos (called "sizzle reels") with upbeat music, highlighting the most exciting parts of the culture, and showing off our products. Our goal is to convert these viewers and subscribers into customers that shop at our stores.

- ***Influencer Marketing.*** Ramping up the use of vetted social influencers to showcase our brand appeal and products is core to our online marketing initiatives. As we are a culture driven brand, we carefully choose our influencers and ask them to post pictures, stories, reels, short-form videos, and other social media content on various social media platforms. Since our stores boast very coveted sneakers, many influencers will create content for free products, which in turn further creates brand awareness through their wearing of our products and familiarity with our brand.

Competitive Strengths

We believe that the exclusively online or asset-light models of buying and re-selling sneakers are inherently flawed, and we instead focused our approach on physical, retail locations that simply supplement their sales with an ecommerce website and a branded mobile app. As a result, we have a national physical store presence with a cohesive branding strategy that is supplemented by our recognition on various social media platforms.

With an average annual gross sales revenue of approximately $2,706,000 per store for the fiscal year ended 2023, Impossible Kicks believes that it is a leader in the retail "brick and mortar" sneaker reseller category, both in store count and in gross sales. We attribute this success and our ongoing advantages to several key factors:

- ***We provide an experiential shopping experience***. Our early success with growing Impossible Kicks' retail presence has been achieved through creating an affordable luxury shopping experience in our stores. Our stores have great signage, with easy-to-navigate layouts, and include a social-media wall. This allows our customers to have a seamless shopping experience where they can finish their shopping by showcasing their purchases on social media.

- ***We have a modern and trendy store atmosphere***. Our stores are organized and color-coded for each display, allowing customers to gravitate to the colors that would influence their stylish, bold, or trendy looks. Similarly, clothing options are also displayed near or next to the sneakers that are complementary or similar in color, guiding each customer to quickly put together a custom outfit. The stores are also split into smaller and larger shoe sizes to make it easy for families, women, and children to find the exact size of sneaker they desire. We also maintain a clean, open, and well lit modern looking sales area that showcases our complementary products, such as PSD underwear and sneaker cleaning products from Reshoevn8r.

- ***We provide extraordinary customer service***. Due to the nature of our high-quality, luxury shoe Offerings, we strive to recruit top sales associates and managers for each store location to help maintain our brand and vision. Each manager must have a firm knowledge of the sneaker market and culture so that they can both educate and keep our customers informed about the next hot sneaker "drop." Each of our sales associates must complete an initial orientation to understand various sneaker types, inventory orientation, customer management, and how to deliver a best-in-class customer experience. Further, we allow returns regardless of whether the product was purchased in store or online, as long as the sneakers are unworn, with receipt, and in their original condition. Such a return policy is a differentiator from our competitors, as to our knowledge there are no other sneaker companies that offer such a generous return policy.

- ***We offer a curated high-end merchandise mix***. We believe that we are a top reseller of sneakers and streetwear in the United States. Our store model is based on having exclusive product Offerings from sold-out shoe and apparel releases within the previous 18 months. Our assortment of products includes luxury brands such as Dior, Essential, Nike, Off White, and Supreme.

- ***We believe we have strong buying power***. We have deep relationships with key large-scale wholesalers (to source product across the United States) and with small-scale vendors (to source product locally). Since we have a strong reputation and brand, we have substantial purchasing capacity with key wholesalers in this space. Competitors may need to purchase 10-15 pairs of a particular brand and sneaker model, but we purchase hundreds of pairs of a specific brand and model, leaving us with the ability to have thousands of pairs of sneakers ready to meet our customer demand.

- ***We offer in-store re-sales of sneakers***. Unlike many other sneaker purchasers, we also have a competitive advantage in keeping repeat customers and maintaining inventory by buying new sneakers in person from our customers at each of our retail stores. Upon valid authentication of the sneakers, we offer our customers a fair price based on the market rate of the sneakers, pay immediately, and add the properly authenticated sneakers to our inventory. In exchange, we also offer such individual sellers cash or store credit. As a result, we are able to grow our inventory for limited drops, gain a higher gross margin and our customers utilize their store credit to purchase more sneakers.

- ***We offer in-store authentication***. Each manager is in charge of authenticating the sneakers and apparel that arrive at their stores. The Company provides extensive training, and it provides each manager with an authentication manual to ensure all of our managers are leaders in the authentication process. Additionally, our stores have third-party authentication software available that provides a certificate of authenticity for customers to purchase if they want to authenticate their own products.

Competition

Our main competitors in the online secondary resale space are eBay, StockX, GOAT, and Stadium Goods. Each of these online platforms are consignment platforms. Unlike our company, these competitors do not own the sneakers as their own inventory, but instead just provide an online marketplace for potential sellers to create an account and post their sneakers for sale. Once received, the platform will verify the authenticity of the sneakers, and then post them on their respective websites. Upon a sale, the platform will receive a consignment fee of around 20-30% of the sale price. These companies are able to generate significant revenue without maintaining lasting inventory, and as a result, at a lesser risk. However, these types of competitors face greater risk with regards to fakes being sold through their platforms. Additionally, we believe this form of online resale is an inefficient process for the general public to buy sneakers because these platforms are geared toward the typical "sneakerhead," an individual who actively buys and sells sneakers and/or is a collector, rather than a regular purchaser who buys sneakers to wear, who are typically buying them to wear.

Other competition includes smaller retail resellers that typically may have one or two locations. Such retail locations are typically in a temporary leased space with a more constrained sneaker selection. Additionally, there are other, more organized competitor retail groups which will generally take consignments and sell used sneakers. The layout of these stores varies, with some store layouts appearing cluttered, poorly lit and not visually appealing.

Our Growth Strategies

We intend to leverage our existing position as one of the leading brick and mortar sneaker reseller in the United States. Our current growth initiatives are as follows:

- ***Brick and Mortar Stores.*** We aim to increase our number of physical stores through continuous research of key markets. Our strategy is supported through partnerships with marquee real estate developers and owners, and we believe that the market can support an expansion of our retail presence.

- ***Stores and Organic Brand Awareness***. We keep our stores up to date by staying current on trends and appealing to consumers' changing tastes. Our customers help our brand through interactions on social media and the use of hashtags in their posts, driving more engagement with our online platforms. We intend to continue to drive organic and authentic brand awareness, for example, through in-person events and exclusive sneaker drops.

- ***VIP Membership Club***. We created our two-tiered paid VIP membership club to better connect with more active and engaged customers and create value through our Offering. VIP membership benefits include early access to exclusive releases, member only discounts, monthly shoe giveaways, free shipping, and access to exclusive events.

- ***Expanded Product Offerings***. We plan to expand our Offerings of not only curated streetwear but also accessories. We are currently assessing several categories for additional product expansion, which may include watches, sunglasses, undergarments, backpacks, and other collectibles.

- ***Branded Merchandise***. We have launched the Impossible Kicks branded merchandise and apparel, mainly focused on streetwear (sweatshirts/hoodies and t-shirts) for both men and women. This endeavor is aimed at raising our brands recognition. Our curated apparel is meant to mimic both the quality and fit of the high-end apparel brands we currently sell. Our pricing is set to allow our customers to purchase our branded apparel at a significantly lower price than high-end streetwear while still having the same look, feel, and quality.

- ***Warehouses***. Currently, we do not have any centralized warehouses for our products. Each inventory purchase is shipped directly to the stores that then manage their own stock. In the future, we believe that a more centralized approach, including our own warehouse facility, will improve our product management and reduce costs.

- ***Online and Mobile App***. We are currently revamping our mobile app and ecommerce website to create a more seamless experience for our online customers. Our goal is to expand our ecommerce sales through targeted media spending, to make our brand more visible on social media platforms, and to create more unified email marketing and sneaker drop campaigns. We intend to create a greater connection for our customers through better electronic communication and an easy online shopping experience.

- ***Global Expansion***. Our management is considering expanding our global brand into foreign markets, which we expect would provide us with solid growth opportunities. We would work with existing strategic partners in any such locations or with large retail operators, such as those that are nationally recognized mall brands.

Seasonality

Our business is subject to seasonal fluctuations and influences. In the second half of the year, our sales and income tend to be higher as a result of back-to-school and year-end holiday shopping seasons, which bring many families and shoppers to our stores in high-traffic retail locations.

Intellectual Property

We currently do not possess any trademarks or intellectual property regarding our brand and have not filed for copyright or trademark protection for our name, products, or website. We do intend to trademark the company name and the company logo, and any other logo we create. We currently own the domain at www.impossiblekicks.com.

Facilities

Our corporate headquarters are located at 300 Spectrum Center Drive, Suite 400, Irvine, CA 92618.

In addition to our corporate headquarters, we also maintain 20 retail locations. Each store is on average 2,600 square feet, and each store's monthly lease cost ranges from approximately $20,000 to $50,000. Additionally, most of our leases include a percentage of sales component. Our leases are typically 3-5 years in length. Please see "*Stores and Products*" for more details on our stores and locations.

We believe that our property is adequately maintained, in generally good condition, and adequate for our business.

Employees

We seek to attract and retain quality employees in the areas of sales, marketing, and store management. Our salespeople are selected to continue to identify and develop our client relationships. Our marketing staff will develop brand awareness of our brand.

As of August 31, 2024, we had approximately 170 employees at our physical locations. This number is comprised mainly of store managers, assistant store managers and sales associates. Sales associates are typically part-time. Our corporate office has seven full-time employees, and along with our store employees, all employees are based in the United States. We also utilize the services of contractors for our e-commerce team.

None of our staff is represented by a labor union.

Corporate History and Structure

Impossible Kicks LLC was formed in December 2020 in Connecticut, which was the only location we had at the time. Our company began to grow rapidly, so we formed this holding company on August 23, 2021, called "Impossible Kicks Holding Company LLC" as a limited liability company. On June 24, 2022, we converted to a Delaware corporation and changed our name to "Impossible Kicks Holding Company, Inc."

On May 29, 2024, the Company effected a six-for-one forward stock split of its common stock and increased the number of authorized shares of the Company's capital stock to 44,000,000 with all of the shares designated as common stock. All share and loss per share information in this Memorandum has been retroactively adjusted for all periods presented to reflect the stock split, the incremental par value of the newly issued shares, and the increased number of authorized shares. This forward stock split is referred to as the "Stock Split" in this Memorandum.

On June 10, 2024, the shareholders of the Company approved (1) the conversion of the Company to a Nevada corporation and the adoption of articles of incorporation of the Company as a Nevada corporation (the "Nevada Articles of Incorporation"), which (a) increased the Company's common stock authorization from 44,000,000 shares to 300,000,000 shares and (b) added an authorization of 50,000,000 shares of preferred stock, par value $0.001 per share. The Company's conversion to a Nevada corporation became effective on June 12, 2024.

We currently wholly own eleven (11) operating subsidiaries, each of which is a limited liability company, located in each state in which we have a physical store, which such states include Connecticut, California, Colorado, Florida, Hawaii, Michigan, Texas, New York, Tennessee, North Carolina, and Nevada.

Aside from our wholly owned subsidiaries described above, we do not have any other subsidiaries.

The Team

Officers and Directors

Name: John Mocadlo
Positions Held with the Issuer:

- **Position:** President, Chief Executive Officer and Chairman of the Board of Directors, Impossible Kicks Holding Company, Inc.
- **Service Dates:** January 2021 - Present
  Responsibilities: Founder, Chief Executive Officer (principal executive officer) and Chairman of the Board of Directors

Other Business Experience of John Mocadlo

John Mocadlo has served as our Chief Executive Officer since January 2021 and as a member of our board of directors since our inception in August 2022. Mr. Mocadlo was appointed the Chairman of our board of directors on August 1, 2024. Prior to joining us in 2021, Mr. Mocadlo served as a sales consultant to the automotive leasing company "LTO Auto" in New Britain, CT from January 2020 until December 2020, where he helped develop the LTO Auto lease-to-own program and establishing a company wide sales process. From October 2016 to January 2020, Mr. Mocadlo was the dealer principal of Mac Mitsubishi in Hartford, Connecticut. We believe that Mr. Mocadlo is qualified to serve on our board of directors due to his experience in sales, scaling operations, and his company management skills.

Name: Rod Granero
Positions Held with the Issuer:

- **Position:** Chief Financial Officer
- **Service Dates:** January 2022 - Present
- **Responsibilities:** Chief Financial Officer (principal financial and accounting officer)

Other Business Experience of Rod Granero

Mr. Granero has served as our Chief Financial Officer since January 2022 and as a member of our board of directors from our inception in August 2022 until July 31, 2024. Prior to joining us, Mr. Granero served as the Chief Financial Officer at Logiq, Inc. from January 2020 to January 2022. From April 2018 to January 2020, he served as Chief Financial Officer at ConversionPoint Technologies, Inc. Prior to April 2018, Mr. Granero held various financial management roles at large corporations as well as high growth start-up businesses. He started his career in public accounting as a Senior Auditor at Windes, Inc. Mr. Granero holds a Bachelor of Arts degree in Business Economics with an Emphasis in Accounting from University of California, Santa Barbara and is a certified public accountant in the state of California.

Name: Robert King
Positions Held with the Issuer:

- **Position:** Director
- **Service Dates:** August 2024 – Present
- **Responsibilities:** Member Board of Directors.

Other Business Experience of Robert King

Mr. King has been self-employed since 2009 as a private equity investor.

Name: Dr. John Paglia
Positions Held with the Issuer:

- **Position:** Director
- **Service Dates:** August 2024 - Present
- **Responsibilities:** Board director

Other Business Experience of John Paglia

Dr. Paglia has served as a member of our board of directors and audit committee chair since August 2024. Dr. Paglia is a Professor of Finance at Pepperdine University where his specialty areas are venture capital, private equity, corporate finance, business valuations, and mergers and acquisitions. He has been on the Pepperdine faculty since 2000 and is a recipient of several prestigious honors for his work in the financing and capital markets space. Additionally, he is an independent director for Simulations Plus, Inc. (since 2014), Aeluma, Inc. (since 2021), and Splash Beverage Inc. (since 2024). Dr. Paglia holds a Ph.D. in business administration (finance) from the University of Kentucky, an MBA from Gannon University, a B.S. in finance from Gannon University, and is a Certified Public Accountant, Chartered Financial Analyst, and is NACD Directorship Certified™.

Name: Jeffrey Fowler
Positions Held with the Issuer:

- **Position:** Director
- **Service Dates:** March 2024 - Present
- **Responsibilities:** Board director

Other Business Experience of Jeffrey Fowler

Mr. Fowler has served as a member of our board of directors since March 2024. Currently, Mr. Fowler holds the position of Chief Executive Officer of HODINKEE, which has established itself as the preeminent marketplace and resource for modern and vintage wristwatch enthusiasts, a position he has held since March 2022. Prior to that, Mr. Fowler was the President for the Americas region and member of the Executive Team at Farfetch, the leading global technology platform for the luxury fashion industry from September 2016 to March 2022. As leader of the North and South America regions, Mr. Fowler worked with a diverse and talented team across offices in NYC, Los Angeles and São Paulo to build awareness of the Farfetch brand, amaze customers with seamless and personalized service and grow collaborative market share with boutique and brand partners of the Farfetch platform. In 2017, Mr. Fowler was elected to the Board of Directors of the Fashion Institute of Technology (FIT) Couture Council where he has served as Vice-Chairman since 2019. In 2018, he joined the Advisory Board of the Baker Retailing Center at the Wharton School, University of Pennsylvania, and in 2019 was honored with the NYC-based High School of Fashion Industries' Visionary Award. Prior to Farfetch, between 2009 and 2016 Mr. Fowler developed his career in the luxury goods sector with leadership roles at LVMH (Louis Vuitton & TAG Heuer),

Richemont (Cartier) and Tesla. From 2007 to 2009, Mr. Fowler was a management consultant with Bain & Company after earning his Bachelor of Arts degree in English and American Literature & Languages from Harvard University in 2001 and an MBA from INSEAD in 2007. We believe that Mr. Fowler is qualified to serve on our Board due to his extensive experience with public companies and experience in the luxury retail industry.

Name: Antonie Wobbe Ploegsma III
Positions Held with the Issuer:

- **Position:** Director
- **Service Dates:** August 2024 – Present
- **Responsibilities:** Member Board of Directors.

Other Business Experience of Antonie Ploegsma

Mr. Ploegsma has served as a member of our board of directors since August 2024. A seasoned finance professional, he brings extensive expertise in capital markets, investor relations, and strategic financial management. Throughout his career, Mr. Ploegsma has successfully completed more than $1 billion in financial transactions and has played a pivotal role in transforming companies by enhancing their market presence and simplifying capital structures. Since June 2023, Mr. Ploegsma has led the investor relations and capital markets functions for Prairie Operating Co., a publicly traded, Nasdaq-listed oil and gas company. He was a consultant to that company from September 2022 to June 2023. From November 2021 to March 2023, Mr. Ploegsma consulted to TFF Pharmaceuticals, Inc. Prior to this, from October 2016 to September 2020, Mr. Ploegsma served as Vice President of Finance, Capital Markets, and Investor Relations for an SEC-registered oil and gas company operating in the Permian Basin. Mr. Ploegsma holds an MBA from Rice University and a B.S. in Business Administration from Trinity University.

Employment and Consulting Agreements

On January 1, 2023, we entered into an employment agreement with Mr. Mocadlo setting forth the terms of his employment. Pursuant to the terms of the employment agreement, we agreed to pay Mr. Mocadlo an annual base salary of $280,000 and he is eligible to receive an annual bonus based on performance metrics to be established by the Company of up to $140,000, as well as additional equity incentive bonuses, as determined by our board of directors. The incentive bonuses and equity incentive bonuses shall be mutually agreed upon, and subject to the approval of the board of directors. The employment agreement will terminate at midnight on the day immediately preceding the twelve (12) month anniversary of January 1, 2023, and is eligible for renewal automatically for successive six (6) month terms following the initial term. This agreement may be terminated by us or by Mr. Mocadlo upon either ninety (90) days and no less than ten (10) days prior to the expiration of the initial twelve (12) month term. If Mr. Mocadlo wishes to resign, he may terminate this agreement upon fifteen (15) days' written notice. If Mr. Mocadlo's employment is terminated by us without just cause (as defined in our employment agreement), then, Mr. Mocadlo will be entitled to immediate payment of all accrued and unpaid portion of his base salary and any bonuses earned for services provided through the termination date, any employment business expenses that Mr. Mocadlo has incurred pursuant to the agreement, his equity securities outstanding (if any) shall be immediately issued and become exercisable or convertible, and he shall also receive a severance payment equal to three (3) months of his base salary, as well as three (3) months of employee benefits (as they are defined in the employment agreement). In the event of a change of control of our company, Mr. Mocadlo shall receive any outstanding compensation owed and accrued to him, any business expense reimbursements, and he shall be entitled to severance equal to his base salary for a period equal to six (6) months following the date of termination.

On January 1, 2023, we entered into an employment agreement with Mr. Granero setting forth the terms of his employment. Pursuant to the terms of the employment agreement, we agreed to pay Mr. Granero an annual base salary of $280,000 and he is eligible to receive an annual bonus based on performance metrics to be established by the Company of up to $112,000, as well as additional equity incentive bonuses, as determined by our board of directors. Further, Mr. Granero may be entitled to receive a bonus in the event of a change of control of our company. In the event that there is a sale of the Company for a total aggregate price above $200 million, then Mr. Granero is entitled to a $175,000 bonus. If the Company is sold for between $75 million and $200 million, Mr. Granero is eligible to receive a $100,000 bonus. If the Company is sold for below $75 million, Mr. Granero shall not be entitled to any additional bonus payment for a change of control. The incentive bonuses and equity incentive bonuses shall be mutually agreed upon, and subject to the approval of the board of directors. The employment agreement will terminate at midnight on the day immediately preceding the twelve (12) month anniversary of January 1, 2023, and is eligible for renewal automatically for successive six (6) month terms following the initial term. This agreement may be terminated by us or by Mr. Granero upon either ninety (90) days and no less than ten (10) days prior to the expiration of the initial twelve (12) month term. If Mr. Granero wishes to resign, he may terminate this agreement upon fifteen (15) days' written notice. If Mr. Granero's employment is terminated by us without just cause (as defined in our employment agreement), then, Mr. Granero will be entitled to immediate payment of all accrued and unpaid portion of his base salary and any bonuses earned for services provided through the termination date, any employment business expenses that Mr. Granero has incurred pursuant to the agreement, his equity securities outstanding (if any) shall be immediately issued and become exercisable or convertible, and he shall also receive a severance payment equal to three (3) months of his base salary, as well as three (3) months of employee benefits (as they are defined in the employment agreement). In the event of a change of control of our company, Mr. Granero shall receive any outstanding compensation owed and accrued to him, any business expense reimbursements, and he shall be entitled to severance equal to his base salary for a period equal to six (6) months following the date of termination.

We have entered into a consulting agreement with our new director, Bob King, pursuant to which Mr. King will advise management regarding specified diligence and market research projects outside of the United States and assist with diligence and expertise primarily in southeast Asia for our branding and retail expansion. Mr. King will also consult and advise on global growth initiatives. The term of this agreement, which began on May 13, 2024, is for one year. We have agreed to compensate Mr. King through the issuance to him of warrants to purchase 525,000 shares of our common stock at an exercise price of $5.94 per share. Warrants to purchase 70% of these shares vested immediately on the start date of the agreement with the remaining 30% of the warrants vesting on the six-month anniversary of the start date.

RISK FACTORS

The SEC requires that we identify risks that are specific to our business and our financial condition. We are still subject to all the same risks that all companies in our business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest. You should carefully consider each of the following risks, together with all other information set forth in this Offering Memorandum, including the financial statements and the related notes, before making a decision to buy our securities. If any of the following risks actually occurs, our business could be harmed. In that case, the trading price of our securities could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

We are an early-stage company with a limited operating history.

We are an early, startup stage company with a limited history upon which you can evaluate our business and prospects. Our prospects must be considered in light of the risks encountered by companies in the early stages of development in highly competitive markets. You should consider the frequency with which early-stage businesses encounter unforeseen expenses, difficulties, complications, delays and other adverse factors. These risks are described in more detail below.

Investments in small businesses and early-stage companies are often risky.

Our management does not have significant experience as a team operating a retail company with the current business model, and investors will not be able to evaluate our operating history. Small businesses may also depend heavily upon a single supplier or employee whose departure could seriously damage our profitability. The demand for our product may be affected by the overall economy, or we could face other risks that are specific to its industry or type of business. The competition for capital among early-stage companies is intense, and the cost of raising capital for them is often higher than that of larger companies. We may also have a difficult time competing against larger companies that can negotiate for better selection from their suppliers on a large scale, more economically, or take advantage of bigger marketing budgets. A small business could face risks from lawsuits, governmental regulations, and other potential impediments to growth.

Management has concluded that there is substantial doubt about our ability to continue as a going concern, and the report of our accounting firm contains an explanatory paragraph as to our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all.

Because we have limited operations and have sustained operating losses resulting in a deficit, substantial doubt exists regarding our ability to remain as a going concern. Accordingly, the report of Baker Tilly LLP, our registered public accounting firm, with respect to our financial statements as of and for the year ended December 31, 2023, includes an explanatory paragraph as to substantial doubt about our ability to continue as a going concern. The substantial doubts regarding our potential ability to continue as a going concern may adversely affect our ability to obtain new financing on reasonable terms or at all.

Our success depends heavily on the talents of a few individuals.

We depend substantially on the continued services and performance of our existing management team and there is no guarantee that they will continue to be employed by us in the future. The loss of services of any of our non-long term current management team could hurt our business and our financial condition, and results of operations could suffer. Our success also will depend on our ability to attract, hire, train, retain and motivate other skilled technical, managerial, sales and marketing, and business development personnel. Competition for such personnel is intense. If we fail to successfully attract, assimilate and retain a sufficient number of qualified technical, managerial, sales and marketing, business development and administrative personnel, our ability to manage, maintain and expand our business could suffer. While the Chief Executive Officer and founder, John Mocadlo, intends to provide the organizational and sales leadership skills that we will need to execute on its marketing plan and growth initiatives, he will need to hire other talented individuals to provide administrative, sales and organizational support, and marketing expertise for the marketing side of the business. We also rely heavily on the expertise of Rod Granero, our Company's Chief Financial Officer, for our accounting and finances. Mr. Granero has implemented an orderly reporting structure for all of the stores, inventory management, technology integration as well as providing Human Resources oversight and timely financials. We could be negatively impacted if we were to lose the services of the Chief Executive Officer and Chief Financial Officer. Our ongoing growth and success relies in part on each of these key executives' respective guidance. We do not currently have key person life insurance on any of these individuals.

A member of our management team has been involved in a bankruptcy proceeding and other failed business ventures that may expose us to assertions that we are not able to effectively manage our business, which could have a material adverse effect on our business and your investment in our securities.

Our Chief Executive Officer, chairman of our board of directors and our founder, John Mocadlo, has been involved in a personal bankruptcy proceeding. This may expose us to assertions by others that our management team may not know how to effectively run a business. To address this risk, our board of directors has devoted significant time and energy to bolstering our management team with individuals who have public company experience and financial expertise, as well as adding independent board members. Notwithstanding these efforts, if our business partners and investors do not have confidence in our management team, it could have a material adverse effect on our business and your investment in our company.

Economic uncertainty in our key markets may affect consumer purchases of discretionary items, which may adversely affect demand for our products.

Our products are discretionary items for most consumers. Factors affecting the level of consumer spending for such discretionary items include general economic conditions and other factors such as consumer confidence in future economic conditions, fears of recession and trade wars, the availability and cost of consumer credit, the availability and timing of government stimulus programs, levels of unemployment, and tax rates. In addition, sustained periods of inflation may result in a decline in the amount of discretionary spending and otherwise hamper our gross margins. As global economic conditions continue to be volatile, or economic uncertainty remains, particularly in light of the war in Ukraine and the conflict between Israel and Hamas, trends in consumer discretionary spending also remain unpredictable and subject to reductions as a result of significant increases in employment, financial market instability, and uncertainties about the future. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products. Any fluctuation in consumer demand may have a material adverse effect on our business, results of operations, and financial condition.

Our business segments are cyclical and are sensitive to economic downturns and seasonal fluctuations.

Our business often aligns with the economic environments that we operate within and is subject to seasonality within the annual operating cycle of the business. In the second half of our fiscal year, our revenue, sales, and income tends to be higher as a result of back-to-school and year-end holiday shopping seasons. These year end seasons lead to more foot-traffic in our retail locations, leading to greater sales. If there is a downturn in the general economies in which we operate, there could be a material adverse effect on price levels and the quantity of goods and services purchased by our customers, which could adversely impact our sales, consolidated results from operations and cash flows. A number of factors, including the changes in disposable income of our customers, rising interest rates, and even shifting fashion trends throughout the year, could adversely affect our customers and their ability or willingness to purchase our products. Certain economic conditions may also impact the financial condition of one or more of our key suppliers, which could affect our ability to secure inventory to meet our customers' demand for our manufactured solutions in the future. Uncertainty in the economy and financial markets could impact our customers and could, in turn, severely impact the demand for luxury sneakers, which could result in a reduction of our sales. All of these factors combined together could materially impact our business, financial condition, cash flows and results of operations.

We rely on the strength of our brand; if we are unable to maintain and enhance the value and reputation of our brand and counter any negative publicity, we may be unable to sell our products, which would harm our business and could materially adversely affect our financial condition and results of operations.

We rely on the "Impossible Kicks" brand as integral to our business strategy and our ability to attract and engage customers. As a result, our success depends on our ability to maintain and enhance the value and reputation of the "Impossible Kicks" brand. Maintaining, promoting, and positioning our brand will depend largely on the success of our design and marketing efforts, including advertising and consumer campaigns, as well as our retail staff in our stores.

We rely on social media as one of our marketing strategies to have a positive impact on both our brand value and our reputation. Any actions, public statements or social media posts about the "Impossible Kicks" brand, or about our current or former employees, or influencers or celebrities or other public figures with whom we collaborate, whether authorized or not, may negatively affect consumer perception of our brand. Any incidents involving us or our suppliers or manufacturers could erode the trust and confidence of our customers, and damage the strength of our brand, especially if such incidents result in adverse publicity, governmental investigations, product recalls or litigation.

Our brand and reputation could be adversely affected by any number of factors or events, including if our public image is tarnished by negative publicity due to our actions or those of persons associated with us or formerly associated with us (including employees, influencers, celebrities, or others who speak publicly or post on social media about our brand or our products, whether authorized or not).

Our brand and reputation could also be negatively impacted by adverse publicity, whether or not valid, regarding allegations that we, or persons associated with us or formerly associated with us, have violated applicable laws or regulations, including but not limited to those related to product labeling and safety, marketing, employment, discrimination, harassment, whistle-blowing, privacy, corporate citizenship, improper business practices, or cybersecurity.

The significance of our brand may increase to the extent we experience increased competition, which could require additional expenditure on our brand promotion activities. Maintaining and enhancing our brand image also may require us to make additional investments in areas such as merchandising, marketing, and online operations. These investments may be substantial and may not ultimately be successful.

Our expansion strategy, the expense of increased online advertising and marketing, and promoting our brand may ramp up our expenses beyond our current revenues.

Our expansion strategy requires us to be opportunistic in opening new stores in high-end malls and entering into longer-term leases than we historically have. This will increase our working capital needs.

We anticipate that our operating expenses will increase substantially for the foreseeable future as we continue to, among other things: (i) open more select stores under opportune leases; (ii) expand our product mix and style mix; (iii) collaborate with additional influential collectors; (iv) invest in advertising and marketing initiatives to engage existing and new customers, enhance awareness of our brand, and grow market share; (v) recruit and retain talent; and (vi) address increasing competition.

These expenditures will make it more difficult for us to achieve and maintain profitability. Our efforts to grow our business may be more costly than we expect or may not result in the returns we anticipate, and we may not be able to increase our revenue enough to offset our higher operating expenses. If we are forced to reduce our expenses, it could negatively impact our growth and growth strategy. As a result, we can provide no assurance as to whether we can maintain profitability. If we are not able to maintain profitability, the value of our Company and our common stock could decline significantly, and you could lose some or all of your investment.

We operate in a highly competitive market, and the size and resources of our competitors may allow them to compete more effectively than we can, which could result in a loss of our market share and a decrease in our net revenue and profitability.

The market for footwear and apparel is highly competitive. Our competitors include athletic and leisure footwear companies, as well as athletic and leisure apparel companies. We also compete directly against wholesalers and direct retailers of footwear and apparel, including large, diversified apparel companies with substantial market share and established companies expanding their production and marketing into luxury sneakers and bespoke footwear, as well as against retailers specifically focused on collectible sneakers and streetwear. Competition may result in pricing pressures, reduced profit margins, lost market share, or a failure to grow or maintain our market share, any of which could substantially harm our business and results of operations.

Many of our competitors are large apparel companies with strong worldwide brand recognition. Other competitors are new market participants, as this market has low barriers to entry. Because of the fragmented nature of the industry, we also compete with other apparel sellers, including those specializing in athletic footwear and other casual footwear. Many of our competitors have significant competitive advantages, including longer operating histories, larger and broader customer bases, more established relationships with a broader set of suppliers, greater brand recognition, and greater financial, research and development, store development, marketing, distribution, and other resources than we have available.

If we fail to expand our store locations, attract new customers to our stores, retain existing customers, or maintain or increase sales to customers, our business, financial condition, results of operations, and growth prospects will be harmed.

Our success depends upon sales and repeat sales in our branded stores to our customers. To attract new customers to our stores and continue to expand our customer base, we must provide a positive customer experience with successful purchases of hard-to-find, desirable footwear and streetwear. If the number of people who are willing to purchase products through our retail stores does not continue to increase, if we fail to deliver a high-quality shopping experience, or if our current or potential future customers are not convinced that our access to the most desirable products is superior to alternatives, then our ability to retain existing customers, acquire new customers, and grow our business may be harmed.

We have made significant investments in enhancing our brand and attracting new customers, and we expect to continue to make significant investments to promote our stores. Such campaigns can be expensive and may not result in new customers or increased sales in our stores. Further, as our brand becomes more widely known, we may not attract new customers or increase our net revenue at the same rates as we have in the past. If we are unable to acquire new customers who purchase products in our stores in numbers sufficient to grow our business, we may not be able to generate the scale necessary to drive beneficial network effects with our suppliers, our net revenue may decrease, and our business, financial condition, and results of operations may be materially adversely affected.

Our future success depends in part on our ability to increase sales to our existing customers over time, as a significant portion of our net revenue is generated from sales to existing customers, particularly those existing customers who are highly engaged and make frequent and/or large purchases of the products we offer. If existing customers no longer find our products appealing, are not satisfied with our retail store product mix or our store teams, or if we are unable to timely update our products to meet current trends and customer demands, then, our existing customers may not make purchases, or if they do, they may make fewer or smaller purchases in the future.

If we are unable to continue to attract new customers or our existing customers decrease their spending on the products we offer or fail to make repeat purchases of our products, our business, financial condition, results of operations, and growth prospects will be harmed.

Increases in labor costs, including wages, could adversely affect our business, financial condition, and results of operations.

Labor is a significant portion of our cost structure and is subject to many external factors, including unemployment levels, prevailing wage rates, minimum wage laws, potential collective bargaining arrangements, health insurance costs and other insurance costs, and changes in employment and labor legislation or other workplace regulation. From time to time, legislative proposals are made to increase the federal minimum wage in the United States, as well as the minimum wage in California and a number of other states and municipalities, and to reform entitlement programs, such as health insurance and paid leave programs. As minimum wage rates increase or related laws and regulations change, we may need to increase not only the wage rates of our minimum wage employees, but also the wages paid to our other hourly or salaried employees. Any increase in the cost of our labor could have an adverse effect on our business, financial condition, and results of operations or if we fail to pay such higher wages, we could suffer increased employee turnover. Increases in labor costs could force us to increase prices, which could adversely impact our sales. If competitive pressures or other factors prevent us from offsetting increased labor costs by increases in prices, our profitability may decline and could have a material adverse effect on our business, financial condition, and results of operations.

If we are unable to anticipate product trends and consumer preferences and successfully develop and maintain the relationships with suppliers that are necessary to introduce the right new products, we may not be able to maintain or increase our revenue and profits.

Our success depends on our ability to identify, originate, and define product trends within the footwear and apparel industry, as well as to anticipate, gauge, and react to changing consumer preferences in a timely manner. However, lead times for many of our products may make it more difficult for us to respond rapidly to new or changing product trends or consumer preferences. If we are unable to introduce new products in a timely manner, or our new products are not accepted by our customers, our competitors may beat us to market by introducing similar products in a timelier fashion, which could hurt our goal to be viewed as a leader in providing the most desirable, collectible sneakers and streetwear.

Our investment in a release of new products may not receive consumer acceptance, as consumer preferences could shift rapidly to different types of styles or iconic connections, and our future success depends in part on our ability to anticipate and respond to these changes. Our sourcing experience and experience in anticipating consumer preferences in the past may not help us predict or anticipate consumer preferences in the future, or in other categories, such as streetwear. If we fail to anticipate accurately and respond to trends and shifts in consumer preferences, we could experience lower sales, excess inventories, or lower profit margins, and most likely all three, any of which could have an adverse effect on our results of operations and financial condition.

We must use an increasing range of marketing, advertising, and other initiatives to increase existing customers' spend and to acquire new customers; therefore, as the costs of advertising

or marketing increase, or if our initiatives fail to achieve their desired impact, we may be unable to grow the business profitably.

We will be embarking upon a new, more expensive advertising campaign to increase sales in stores. Driving customers from awareness, to consideration, to conversion, and promoting awareness of our brand and products is important to our ability to grow our business, drive customer engagement, and attract new customers. Our marketing strategy includes brand marketing campaigns across platforms, including email, digital, display, site, direct mail, streaming and social media. Paid search, if we choose to use it, will be more expensive than the marketing we have paid for to date, associated with store openings. Our future growth and profitability and the success of our brand will depend in part upon the effectiveness and efficiency of these marketing efforts. As eCommerce and social media continue to evolve rapidly, we must continue to establish relationships with these channels and may be unable to develop or maintain these relationships on acceptable economic and other terms. Our marketing initiatives may become increasingly expensive and generating a meaningful return on those initiatives may be difficult or unpredictable. Even if we successfully increase net revenue because of our marketing efforts, it may not offset the additional marketing expenses we incur.

If our marketing efforts are not successful in promoting awareness of our products, driving customer engagement, or attracting new customers, or if we are not able to cost-effectively manage our marketing expenses, our results of operations could be adversely affected.

Failure to accurately forecast consumer demand could lead to excess inventories or inventory shortages, which could result in decreased operating margins, reduced cash flows, and harm to our business.

To meet anticipated demand for our products, we must forecast inventory needs and place orders with our manufacturers based on our estimates of future demand for products. Our ability to accurately forecast demand for our products could be affected by many factors, including an increase or decrease in customer demand for our products or for products of our competitors, changing consumer preferences, changing product trends, our failure to accurately forecast consumer acceptance of new products, product introductions by competitors, unanticipated changes in general market conditions, store closures (including, for example, due to loss of critical leases to competition and weakening economic conditions or consumer confidence in future economic conditions.) If we fail to forecast consumer demand accurately, we may experience excess inventory levels or a shortage of specific products available for sale in our stores or for delivery to customers.

Inventory levels in excess of customer demand may result in inventory write-offs, donations of our unsold products, inventory write-downs, and/or the sale of excess inventory at discounted prices, any of which could cause our gross margin to suffer, impair the strength and exclusivity of our brand, and have an adverse effect on our results of operations, financial condition, and cash flows.

If we underestimate customer demand for our products and fail to place sufficient orders in advance, then our suppliers may not be able to deliver products to meet our requirements, and our stores may experience inventory shortages. Inventory shortages in our stores could result in delayed shipments to customers, lost sales, a negative customer experience, lower brand loyalty, damage to our reputation and customer relationships—any of which could have an adverse effect on our results of operations, financial condition, and cash flows.

As a company that operates retail stores, we are subject to various risks, including commercial real estate risks.

As of December 31, 2023, we operated 18 retail store locations, all in the USA. We lease our stores under operating leases. We expect to increase the total number of stores we operate by at least 3 in 2024 and 6 in 2025.

Our ability to effectively obtain the right locations in which to open new retail stores depends on the availability of real estate that meets our criteria for traffic, square footage, co-tenancies, lease economics, demographics, and other factors.

Just as important is our ability to renew our existing real estate leases on favorable terms. We also need to be prepared to downsize, consolidate, reposition, or close some of our real estate locations, which may require modification of an existing lease.

We do not expect to be able to continue our current practice of obtaining short-term, flexible leases at our option. If an existing or new store is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. Similarly, we may be committed to fulfilling our obligations under the applicable leases, even if current locations of our stores become unattractive as demographic patterns change. Failure to secure adequate new locations or successfully modify leases for existing locations, or failure to effectively manage the profitability of our existing retail stores, could have an adverse effect on our results of operations and financial condition.

Our retail stores are subject to labor and employment risks.

Because we sell through brick-and-mortar stores, we are subject to costs and risks related to compliance with labor and employment laws and regulations, which could cause our business, financial condition, results of operations, or cash flows to suffer.

We have significant exposure to changes in domestic laws governing our relationships with our workforce, including wage and hour laws and regulations, fair labor standards, minimum wage requirements, overtime pay, unemployment tax rates, workers' compensation rates, pension contributions, citizenship requirements, and payroll taxes, which could have a direct impact on our operating costs. These laws change frequently, exist at multiple levels with respect to a single physical location (e.g., federal, state, and local) and may be difficult to interpret and apply.

Employment law concerns include potential claims related to discrimination and harassment, health and safety, wage and hour laws, criminal activity, personal injury, and other claims. In addition, if a large portion of our workforce were to become members of labor organizations or parties to collective bargaining agreements, we could be vulnerable to a strike, work stoppage, or other labor action, which could have an adverse effect on our business. Our business operations and financial performance could be adversely affected by changes in our relationship with our workforce or changes to US labor and employment laws and regulations.

We may be unable to open new store locations in existing or new geographies successfully, if at all, which could harm our results of operations.

Our growth will largely depend on our ability to successfully open and operate new stores, which depends on many factors, including, among others, our ability to:

- identify suitable store locations, the availability of which is outside of our control and may require expensive and long-term lease obligations;
- gain brand recognition and acceptance, particularly in geographies or regions that are new to us;
- negotiate acceptable lease terms;
- hire, train, and retain store personnel and field management who possess the required customer service and other skills;
- invest sufficient capital in store build-out and opening;
- immerse new store personnel and field management into our corporate culture;
- source sufficient inventory levels; and
- successfully integrate new stores into our existing operations and information technology systems.

We may be unsuccessful in identifying new markets where our sneakers and streetwear and brand image will be accepted. In addition, we may not be able to open or profitably operate new stores in existing, adjacent, or new locations due to market saturation and other impacts outside of our control.

Counterfeit or "knock-off" products may siphon off demand and may result in customer confusion, harm to our brand, a loss of our market share, and/or a decrease in our results of operations.

We face competition from counterfeit or "knock-off" products manufactured and sold by third parties in violation of the intellectual property rights of the manufacturers. In the past, third parties have established websites to target users on Facebook or other social media platforms with "look alike" websites intended to trick users into believing that they were purchasing bona fide luxury sneakers in limited editions at a steep discount.

These activities of third parties may result in customer confusion, require us to incur additional administrative costs to manage customer complaints related to counterfeit goods, divert customers from us, cause us to miss out on sales opportunities, and result in a loss of our market share. We could also be required to increase our marketing and advertising spending. If consumers are confused by these other products and believe them to be genuine, we could be forced to deal with dissatisfied customers who mistakenly blame us for poor service or poor-quality goods.

In addressing these or similar issues in the future, we may also be required to incur substantial expense to protect our manufacturers' brands and enforce their and our own intellectual property rights, including through legal action in the United States or in foreign countries, which could negatively impact our results of operations and financial condition.

Shipping and delivery are critical parts of our business and any changes in, or disruptions to, our shipping and delivery arrangements could adversely affect our business, financial condition, and results of operations.

If we are not able to negotiate acceptable pricing and other terms with our shipping providers, or if these providers experience performance problems or other difficulties in processing our orders or delivering our products to us for our customers, it could negatively impact our results of operations, financial condition, and our customers' experience. For example, changes to the terms of our shipping arrangements or the imposition of surcharges or surge pricing may adversely impact our margins and profitability. In addition, our ability to receive inbound inventory efficiently and ship merchandise to customers may be negatively affected by factors beyond our and these providers' control, including pandemic, weather, fire, flood, power loss, earthquakes, acts of war or terrorism, or other events specifically impacting other shipping partners, such as labor disputes, financial difficulties, system failures, and other disruptions to the operations of the shipping companies on which we rely. We have in the past experienced, and may in the future experience, shipping delays for reasons outside of our control. We are also subject to risks of damage or loss during delivery by our shipping vendors. If the products ordered by our customers are not delivered in a timely fashion, including to international customers, or are damaged or lost during the delivery process, our customers could become dissatisfied and cease buying products from us, which would adversely affect our business, financial condition, and results of operations.

Our failure or inability to protect or enforce our intellectual property rights could diminish the value of our brand and weaken our competitive position.

The steps we take to protect our intellectual property rights may not be adequate to prevent infringement of these rights by others. In addition, intellectual property protection may be unavailable or limited in some foreign countries where laws or law enforcement practices may not protect our intellectual property rights as fully as in the United States, and it may be more difficult for us to successfully challenge the use of our intellectual property rights by other parties in these countries. For instance, some of our trademark or trade dress applications may not be approved by the applicable governmental authorities because they are determined to lack sufficient distinctiveness, and, even if approved, may be challenged by third parties for this same reason. If we fail to protect and maintain our intellectual property rights, the value of our brand could be diminished, and our competitive position may suffer.

Our trademarks and other proprietary rights could potentially conflict with the rights of others, and we may be prevented from selling some of our products.

Our success depends in large part on our brand image. We believe that our trademarks and other proprietary rights have significant value and are important to identifying and differentiating our products from those of our competitors and creating and sustaining demand for our products. However, we have not yet applied for and obtained U.S., E.U., and foreign trademark registrations, and will continue to evaluate the benefits of registration. Trademark applications may be refused due to prior conflicting trademarks or for other reasons. We may also encounter "squatters" or bad actors that either apply to register or "squat" on previously acquired trademarks that are identical or related to our trademarks. In both scenarios, such third parties hope to use their prior rights as leverage to extract a favorable monetary settlement or acquisition of their rights.

Moreover, even if our applications are approved, third parties may seek to oppose, invalidate, or otherwise challenge these registrations for these same reasons, particularly as we expand our business and the number of products we offer. Our defense of any claim, regardless of its merit, could be expensive and time consuming and could divert management resources. Successful infringement claims against us could result in significant monetary liability or prevent us from selling some of our products. In addition, resolution of claims may require us to redesign our stores, license rights from third parties, or cease using those rights altogether. Any of these events could harm our business and cause our results of operations, liquidity, and financial condition to suffer.

Any material disruption of our information technology systems or unexpected network interruption could disrupt our business and reduce our sales.

We are increasingly dependent on information technology networks and systems, our website, and various third parties to market and sell our products and to manage a variety of business processes and activities and to comply with regulatory, legal, and tax requirements. For example, we depend on information technology systems and third parties to operate our eCommerce websites, process transactions online and in our stores, respond to customer inquiries, manage inventory, purchase, sell, and ship goods on a timely basis, and maintain cost-efficient operations. We also depend on our information technology infrastructure for digital marketing activities and for electronic communications among our personnel, customers, manufacturers, and suppliers around the world. Our website and information technology systems, some of which are managed by third parties, may be susceptible to damage, disruptions, or shutdowns due to failures during the process of upgrading or replacing software, databases, or components, power outages, hardware failures, computer viruses, preferences and expectations, and industry standards and practices are evolving in the eCommerce industry. Our or our third-party vendors' inability to continue to update, improve, and scale our website or mobile app and the underlying technology infrastructure could harm our reputation and our ability to acquire, retain, and serve our customers, which could adversely affect our business, financial condition, and results of operations.

Further, we endeavor to continually upgrade existing technologies and business applications, and we may be required to implement new technologies or business applications in the future. The implementation of upgrades and changes requires significant investments. Our results of operations may be affected by the timing, effectiveness, and costs associated with the successful implementation of any upgrades or changes to our systems and infrastructure. If it is more difficult for our customers to buy products from us on whatever improvements we might adopt, our customer growth could be harmed and our business, financial condition, and results of operations may be adversely affected.

We are subject to risks related to online payment methods.

We currently accept payments using a variety of methods, including credit cards. As we offer new payment options to consumers, we may be subject to additional regulations, compliance requirements, fraud and other risks. For certain payment methods, we pay interchange and other fees, which may increase over time and raise our operating costs and lower profitability. We are also subject to payment card association operating rules and certification requirements, including the Payment Card Industry Data Security Standard, or PCI DSS, and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. Failure to comply with PCI DSS or to meet other payment card standards may result in the imposition of financial penalties or the allocation by the card brands of the costs of fraudulent charges to us.

We must continue to expand and scale our information technology systems, and our failure to do so could adversely affect our business, financial condition, and results of operations.

The expansion and scaling of information technology systems are crucial steps toward ensuring operational efficiency and market competitiveness. However, this growth comes with inherent risks. A failure to adequately expand and scale the IT infrastructure can lead to several adverse effects on the business. First, it can cause operational disruptions, where our platform might not handle increased traffic or transaction volumes, leading to customer dissatisfaction and potential loss of business. Second, inadequate IT systems can expose us to security vulnerabilities, risking data breaches that could compromise personal customer information and trust, leading to legal and financial repercussions. Moreover, the inability to effectively manage and analyze data due to outdated or overwhelmed IT systems can hinder decision-making processes, preventing us from identifying market trends and making informed business decisions. These challenges can ultimately affect our financial condition and results of operations, stunting growth and threatening its viability in the competitive sneaker trade market.

Risks Related to Ownership of Our Common Stock

The price for our Shares may not be a market rate and may not be indicative of the Shares' actual value or the future market price of any securities ever issued by us.

The price for the Shares in this Offering was not established in a competitive market but was determined by us. The price of our common stock in this Offering was determined by our board of directors in its reasonable good faith judgment after considering various factors the board thought relevant to its determination and it should not be considered as an indication of our actual value or the value of any securities issued now or in the future by us.

Anti-takeover effects of our certificate of incorporation, as amended, and our bylaws could impair a takeover attempt.

Our certificate of incorporation and our bylaws contain certain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions could discourage takeovers, coercive or otherwise. Any provision of our certificate of incorporation, bylaws, or Nevada law that has the effect of delaying or preventing a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our capital stock and could also affect the price that some investors are willing to pay for our common stock.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and procedures of public companies.

We are leanly staffed and lack the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately held (non-public) company, we are currently not subject to the Sarbanes Oxley Act of 2002, and our financial and disclosure controls and procedures reflect our status as a development stage, non-public company. Significant deficiencies and material weaknesses in the quality of our financial and disclosure controls and procedures exist, including a lack of segregation of duties over business processes as well as a lack of general information technology controls. If it were necessary to implement such financial and disclosure controls and procedures, our cost of such compliance could be substantial and could have a materially adverse effect on our results of operations.

We will require additional financing to accomplish our business strategy.

We will require substantial working capital for the foreseeable future to fund our business development plans, and we expect to experience significant negative cash flow from operations. Depending upon the sales volume generated by our business during that time, we anticipate the possibility of having to raise additional funds in order to achieve our plans and accomplish our immediate and longer-term business strategy. These additional funds likely will be raised through the issuance of our securities in debt and/or equity financing. If we are unable to raise these additional funds on terms acceptable to us, we will be required to limit our expenditures for continuing our product development activities and expanding our sales and marketing operations, reduce our work force, or find alternatives to fund our business on terms that are not as favorable to us. Any such actions would impair our product development and expansion plans, reduce potential revenues, increase operating losses, and adversely affect the value of our company.

We have substantial indebtedness, which may reduce our capability to withstand adverse developments or business conditions.

We have incurred substantial debt from our material creditors, namely Falcon SOJA Ventures Investments LLC and Change Capital Holdings I, LLC. *See* additional details related to our indebtedness under the section titled "Indebtedness" of this Form C. Importantly, we were in technical default under the terms of the Falcon SOJA Loan Agreement for failure to make a quarterly interest payment to Falcon SOJA in a timely fashion. Although we reached an agreement with Falcon SOJA to defer this quarterly interest payment which we have since made and Falcon SOJA agreed to waive the event of default resulting from our failure to timely make the interest payment, we may be unable to make interest or principal payments in the future. The Falcon SOJA loan is secured by all of our Company assets, and our payments on our outstanding indebtedness are significant in relation to our revenue and cash flow. This exposes us to significant risk in the event of downturns in our business (whether through competitive pressures or otherwise), our industry or the economy generally, since our cash flows would decrease but our required payments under our indebtedness would not. Economic downturns may impact our ability to make payments on our indebtedness as they become due.

Our debt burden and the restrictions in the agreements that govern our debt could:

- make it more difficult for us to satisfy obligations;

- limit our ability to obtain additional financing in the future for working capital, capital expenditures or acquisitions;
- limit our ability to service our indebtedness;
- limit our ability to adapt to changing market conditions;
- restrict us from making strategic acquisitions or cause us to make non-strategic divestitures;
- require us to dedicate a significant portion of our cash flow from operations to paying the principal and interest on our indebtedness, thereby limiting the availability of our cash flow to fund future capital expenditures, working capital and other corporate purposes;
- limit our flexibility in planning for, or reacting to, changes in our business and in our industry generally; and
- place us at a competitive disadvantage compared with competitors that have a less significant debt burden.

If we fail to properly manage our anticipated growth, our business could suffer.

The planned growth of our commercial operations may place a significant strain on our management and on our operational and financial resources and systems. To manage growth effectively, we will need to maintain a system of management controls, and attract and retain qualified personnel, as well as develop, train and manage management-level and other employees. Failure to manage our growth effectively could cause us to over-invest or under-invest in infrastructure, and result in losses or weaknesses in our infrastructure, which could have a material adverse effect on our business, results of operations, financial condition and cash flow. Any failure by us to manage our growth effectively could have a negative effect on our ability to achieve our development and commercialization goals and strategies.

Because our founders, directors and executive officers will remain our largest stockholders, they can exert significant control over our business and affairs and have actual or potential interests that may depart from those of the investors.

Our founders, directors and executive officers own or control a significant percentage of our Company. Additionally, the holdings of our directors and executive officers may increase in the future when their rights under any of the options or warrants they may hold or that in the future be granted vest or mature, or if they otherwise acquire additional ownership in our Company. The interests of such people may differ from the interests of the holders of the common stock. As a result, in addition to their board seats and offices, such persons will have significant influence over all corporate actions requiring stockholder approval.

Such persons' ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us. That, in turn, could reduce our stock price or prevent our holders of common stock from realizing a premium over our stock price.

Our insurance coverage may be inadequate to cover significant risk exposures.

We will be exposed to liabilities that are unique to the products we provide and the locations in which we sell them. While we intend to maintain insurance for certain risks, the amount of insurance coverage may not be adequate to cover all claims or liabilities, and we may be forced to bear substantial costs resulting from risks and uncertainties of our business. It is also not possible to obtain insurance to protect against all operational risks and liabilities. The failure to obtain adequate insurance coverage on terms favorable to us, or at all, could have a material adverse effect on our business, financial condition, and results of operations. We do not have any business interruption insurance. Any business disruption or natural disaster could result in substantial costs and diversion of resources.

Risks Related to this Offering

This is a fixed price Offering and the fixed Offering price may not accurately represent the current value of us or our assets at any particular time. Therefore, the purchase price you pay for our Shares may not be supported by the value of our assets at the time of your purchase.

This is a fixed price Offering, which means that the Offering price for our Shares is fixed and will not vary based on the underlying value of our assets at any time. Our board of directors has determined the Offering price in its sole discretion. The fixed Offering price for our Shares has not been based on appraisals of any assets we own or may own, or of our company as a whole, nor do we intend to obtain such appraisals. Therefore, the fixed Offering price established for our Shares may not be supported by the current value of our company or our assets at any particular time.

Future issuances of debt securities, which would rank senior to our common stock upon our bankruptcy or liquidation, and any future issuances of preferred stock, which could rank senior to our common stock for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our common stock.

In the future, we may attempt to increase our capital resources by Offering debt securities. Upon bankruptcy or liquidation, holders of our debt securities, and lenders with respect to other borrowings we may make, would receive distributions of our available assets prior to any distributions being made to holders of our common stock. Moreover, if we issue preferred stock, the holders of such preferred stock could be entitled to preferences over holders of common stock in respect of the payment of dividends and the payment of liquidating distributions. Because our decision to issue debt or preferred stock in any future Offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future Offerings or borrowings. Holders of our common stock must bear the risk that any future Offerings we conduct or borrowings we make may adversely affect the level of return, if any, they may be able to achieve from an investment in our common stock.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

We may amend our business policies without stockholder approval.

Our board of directors determines our growth, investment, financing, capitalization, borrowing, operations and distributions policies. Although our board of directors has no intention at present to change or reverse any of these policies, they may be amended or revised without notice to holders of our common stock. Accordingly, holders of our common stock will not have any control over changes in our policies.

Our management has broad discretion as to the use of the net proceeds from this Offering.

Our management will have broad discretion in the application of the net proceeds of this Offering. Accordingly, you will have to rely upon the judgment of our management with respect to the use of these proceeds. Our management may spend a portion or all of the net proceeds from this Offering in ways that holders of our common stock may not desire or that may not yield a significant return or any return at all. Our management not applying these funds effectively could harm our business. Pending their use, we may also invest the net proceeds from this Offering in a manner that does not produce income or that loses value.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors in this Offering will suffer immediate and substantial dilution of their investment.

If you purchase our Shares in this Offering, you will pay more for your shares of our common stock than our as adjusted net tangible book value per share. This will result in immediate and substantial dilution to you. Also, the sale of additional equity securities in future offerings could result in additional dilution to you.

Our ability to use our net operating loss carryforwards may be limited.

As of December 31, 2023, we had net operating loss ("NOL") carryforwards of approximately $4,470,377 for federal income tax purposes. Utilization of these NOLs depends on many factors, including our future income, which cannot be assured. Under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), and corresponding provisions of state law, if a corporation undergoes an "ownership change," which is generally defined as a greater than 50% change, by value, in its equity ownership by 5% stockholders over a three-year period, the corporation's ability to use its pre-change NOLs and other pre-change tax attributes to offset its post-change income may be limited. In addition, as a result of Tax Cuts and Jobs Act of 2017 (as modified by the Coronavirus Aid, Relief, and Economic Security Act of 2020), federal NOLs incurred in 2018 and in future years may be carried forward indefinitely, subject to the limitations, and deductibility of federal NOLs generally may be limited as set forth in the Code.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any cash dividends on our common stock, and we do not intend to pay any cash dividends in the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends on our capital stock will be at the discretion of our board of directors. Accordingly, you must rely on the sale of your shares of common stock after price appreciation, which may never occur, as the only way to realize any future gain on your investment.

This Offering is being conducted on a "best efforts" basis without a minimum and we may not be able to execute our growth strategy if the maximum is not sold.

If you invest in the Shares and less than all of the offered Shares are sold, the risk of losing your entire investment will be increased. We are Offering our Shares on a "best efforts" basis with a target Offering amount, and we can give no assurance that the target Offering amount will be reached or whether all of the offered Shares will be sold. If less than all of the offered Shares are sold, we may be unable to fund all the intended uses described in this Offering Memorandum from the net proceeds anticipated from this Offering without obtaining funds from alternative sources or using working capital that we generate. Alternative sources of funding may not be available to us at what we consider to be a reasonable cost, and the working capital generated by us may not be sufficient to fund any uses not financed by Offering net proceeds. No assurance can be given to you that any funds will be invested in this Offering other than your own.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the target Offering amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Assuming that this Offering is successful, we may require additional capital to support business growth, and this capital might be unavailable or might be available only by diluting existing stockholders.

We intend to continue making investments to support our business growth and may require additional funds to support this growth. Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and extent of international expansion efforts and other growth initiatives, the expansion of our marketing activities and overall economic conditions. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock.

Any debt financing we secure could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited, and our business and prospects could fail or be adversely affected.

All of these risks are uncertain, and there may be other risks that we have not identified.

We have sought to identify what we believe to be the most significant risks to our business, but we cannot predict whether, or to what extent, any of such risks may be realized, nor can we guarantee that we have identified all possible risks that might arise. Investors should carefully consider all such risk factors before making an investment decision with respect to our common stock.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information regarding beneficial ownership of the Company's largest single holders of any class of voting securities as of the date of this filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	As Percentage
Wayne Mocadlo	8,043,072	Common Stock	28.88%
Raymond Bastarache	6,619,026 (1)	Common Stock	23.19%

RECENT OFFERINGS OF SECURITIES

Exempt Offerings Conducted Within the Past Three Years

In January 2022, we conducted a private placement of our common stock, pursuant to Regulation S under the Securities Act, in which we sold 3,068,100 shares for an aggregate amount of $1,704,545. In connection with this private placement, we issued warrants to purchase an aggregate of 490,908 shares of common stock exercisable at $0.555 per share.

In March 2022, we conducted a private placement of our common stock, pursuant to Regulation S under the Securities Act, in which we sold 2,390,220 shares for an aggregate amount of $2,841,000. In connection with this private placement, we issued warrants to purchase an aggregate of 382,452 shares of common stock exercisable at $1.18 per share.

From May to July 2022, we conducted a private placement of our common stock, pursuant to Regulation S under the Securities Act, in which we sold 1,476,120 shares for an aggregate amount of $3,029,632. In connection with this private placement, we issued warrants to purchase an aggregate of 1,033,500 shares of common stock exercisable at $2.05 per share.

In October 2022, pursuant to Rule 506(c) of Regulation D under the Securities Act, we conducted a private placement of our common stock in which we sold 15,186 shares for an aggregate amount of $300,000. In connection with this private placement, we issued warrants to purchase an aggregate of 206,652 shares of common stock exercisable at $1.98 per share.

In May 2023, pursuant to Rule 506(c) of Regulation D under the Securities Act, we conducted a private placement of our common stock in which we sold 177,612 shares for an aggregate amount of $460,000. In connection with this private placement, we issued warrants to purchase an aggregate of 44,388 shares of common stock exercisable at $2.59 per share.

In October 2023, pursuant to Rule 506(c) of Regulation D under the Securities Act, we conducted a private placement of our 17% secured promissory notes due eighteen (18) months from the date of issuance. In this Offering, we issued a secured promissory note to one investor in the aggregate principal loan amount of $1,734,167. In connection with this private placement, we issued warrants to the investor to purchase a number of shares of our common stock equal to 10% of their investment in the promissory note. In the aggregate, we issued warrants to purchase 1,040,496 shares of our common stock exercisable at $2.05 per share. This note is secured by all of the assets of the Company.

From May 2024 through June 2024, pursuant to Rule 506(c) of Regulation D under the Securities Act, we conducted a private placement of our common stock in which we sold 797,998 shares for an aggregate amount of $790,000.

Net proceeds from all of these private placements have need used for general working capital purposes.

THE COMPANY'S SECURITIES

The Company’s Securities

In this Offering, we will be Offering up to of 2,500,000 shares of our common stock at the Purchase Price of 2.00 per share.

Our authorized capital stock currently consists of 350,000,000 shares of which (i) 300,000,000 shares are designated as common stock, $0.001 par value per share, and (ii) 50,000,000 shares are designated as preferred stock, $0.001 par value per share. No other classes of securities are authorized under our certificate of incorporation.

Common Stock

As of the date of hereof, there were 28,195,404 shares of common stock issued and outstanding held by 174 stockholders of record.

Voting Rights

Each holder of the Company's common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Under our certificate of incorporation and bylaws, any corporate action to be taken by vote of stockholders other than for election of directors shall be authorized by the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter. Stockholders entitled to vote in an election of directors may remove any director from office at any time, with or without cause, by the affirmative vote of a majority in voting power thereof. Stockholders do not have cumulative voting rights.

Voting Rights of Securities Sold in this Offering

Notwithstanding the voting rights of the Purchasers, each Purchaser shall appoint the Company's Chief Executive Officer, John Mocadlo (the "CEO"), or his or her successor, as the Purchaser's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Purchaser, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Purchaser are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, if the Purchaser is an individual, will survive the death, incompetency and disability of the Purchaser and, if the Purchaser is an entity, will survive the merger or reorganization of the Purchaser or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public Offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of common stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the common stock.

Dividend Rights

Holders of common stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds as detailed in the certificate of incorporation. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of the common stock are entitled to share pro rata in the net assets legally available for distribution to stockholders after the payment of all debts and other liabilities of the Company.

Stock Options

On February 17, 2023, we established the Impossible Kicks Holding Company, Inc. 2023 Long Term Incentive Plan, or the "Plan." The purpose of the Plan is to grant restricted stock and stock options to our officers, employees, directors and consultants. The maximum number of shares of common stock that may be issued pursuant to awards granted under the Plan is 5,400,000 shares. Cancelled and forfeited stock options and stock awards may again become available for grant under the Plan. As of the date of this Offering Memorandum, 3,060,000 shares remain available for issuance under the Plan.

In July 2023, we granted incentive stock options to certain employees that may be exercised to purchase a total of 54,000 shares of common stock, not including stock options or portions of stock options that subsequently terminated due to employee, officer, or director departures. The options have an exercise price equal to $1.12 per share and are subject to various vesting conditions. The options will expire in June 2033.

In January 2023, we granted incentive stock options and non-qualified stock options to our employees and consultants exercisable to purchase a total of 2,286,000 shares of common stock, not including stock options or portions of stock options that subsequently terminated due to employee departures. The options have exercise prices equal to $1.12 per share and are subject to certain vesting conditions. The options will expire in December 2032.

Existing Warrants

January 2022 Common Stock Purchase Warrants

In January 2022, we concluded a private placement for the sale of our shares of common stock in the total aggregate amount of $1,704,545 with Falcon Impossible Kicks SPIV I, Limited. In January 2022, we issued warrants to purchase an aggregate of 490,908 shares of common stock exercisable at $0.555 per share in connection with this private placement. The warrants may be voluntarily exercised for cash. The warrants have a five-year term and require certain notices to be sent to the holder in the event of (i) us taking a record of the holders of our securities for the purpose of entitling them to receive a dividend or distribution, (ii) if we offer to all of the holders of a class of securities any additional shares of capital stock, or securities convertible into or exchangeable for shares of common stock of the company, or any option or warrant to subscribe therefor, or (iii) any dissolution, liquidation or winding up of the company, not in connection with a consolidation or merger, or a sale of all or substantially all of the property, assets, and business.

March 2022 Common Stock Purchase Warrants

In March 2022, we concluded a private placement for the sale of our shares of common stock in the total aggregate amount of $2,841,000 with Falcon Impossible Kicks SPIV III, Limited. In March 2022, we issued warrants to purchase an aggregate of 382,452 shares of common stock exercisable at $1.18 per share in connection with this private placement. The warrants may be voluntarily exercised for cash. The warrants have a five-year term and require certain notices to be sent to the holder in the event of (i) us taking a record of the holders of our securities for the purpose of entitling them to receive a dividend or distribution, (ii) if we offer to all of the holders of a class of securities any additional shares of capital stock, or securities convertible into or exchangeable for shares of common stock of the company, or any option or warrant to subscribe therefor, or (iii) any dissolution, liquidation or winding up of the company, not in connection with a consolidation or merger, or a sale of all or substantially all of the property, assets, and business.

May to July 2022 Common Stock Purchase Warrants

In July 2022, we concluded a private placement for the sale of our shares of common stock in the total aggregate amount of $3,029,632 with Falcon Impossible Kicks SPIV IV, Limited. In July 2022, we issued warrants to purchase an aggregate of 1,033,500 shares of common stock exercisable at $2.05 per share in connection with this private placement. The warrants may be voluntarily exercised for cash. The warrants have a five-year term and require certain notices to be sent to the holder in the event of (i) us taking a record of the holders of our securities for the purpose of entitling them to receive a dividend or distribution, (ii) if we offer to all of the holders of a class of securities any additional shares of capital stock, or securities convertible into or exchangeable for shares of common stock of the company, or any option or warrant to subscribe therefor, or (iii) any dissolution, liquidation or winding up of the company, not in connection with a consolidation or merger, or a sale of all or substantially all of the property, assets, and business.

October 2022 Common Stock Purchase Warrants

In October 2022, we conducted a private placement for the sale of our shares of common stock. In October 2022, we issued warrants to purchase an aggregate of 206,652 shares of common stock exercisable at $2.05 per share in connection with this private placement. The warrants may be voluntarily exercised for cash. The warrants have a five-year term and require certain notices to be sent to the holder in the event of (i) us taking a record of the holders of our securities for the purpose of entitling them to receive a dividend or distribution, (ii) if we offer to all of the holders of a class of securities any additional shares of capital stock, or securities convertible into or exchangeable for shares of common stock of the company, or any option or warrant to subscribe therefor, or (iii) any dissolution, liquidation or winding up of the company, not in connection with a consolidation or merger, or a sale of all or substantially all of the property, assets, and business.

May 2023 Common Stock Purchase Warrants

In May 2023, we conducted a private placement for the sale of our shares of common stock. In May 2023, we issued warrants to purchase an aggregate of 44,388 shares of common stock exercisable at $2.59 per share in connection with this private placement. The warrants may be voluntarily exercised for cash. The warrants have a five-year term and require certain notices to be sent to the holder in the event of (i) us taking a record of the holders of our securities for the purpose of entitling them to receive a dividend or distribution, (ii) if we offer to all of the holders of a class of securities any additional shares of capital stock, or securities convertible into or exchangeable for shares of common stock of the company, or any option or warrant to subscribe therefor, or (iii) any dissolution, liquidation or winding up of the company, not in connection with a consolidation or merger, or a sale of all or substantially all of the property, assets, and business.

Warrants Issued with 17% Secured Promissory Notes

From October to December 2023, we conducted a private placement for the sale of 17% promissory notes due eighteen (18) months from the date of execution and entered into related subscription agreements and note purchase agreements with a number of accredited investors. Pursuant to the agreements, we issued 17 secured promissory notes for aggregate loans of $1,734,160. The promissory notes bear interest at 17% annually.

In connection with our private placement of the 17% promissory notes from October to December 2023, we also issued warrants to a number of accredited investors, equal to 10% of their investment in the promissory notes. We issued the investors warrants to purchase an aggregate of 1,040,496 shares of common stock exercisable at $2.05 per share. The warrants may be voluntarily exercised for cash prior to their expiration date or may be voluntarily exercised under a cashless exercise. The warrants also contain a repricing provision, which states that in the event the Company conducts an equity financing at or below the current exercise price of the warrants, the holders of such warrants shall have the right to reprice and exercise their warrants at such lower price of the warrants sold in any such equity financing. The warrants have a five-year term.

Our 2023 Long-Term Incentive Plan

On February 17, 2023, our board of directors adopted our 2023 Long-Term Incentive Plan, or the Plan, which was adopted by stockholders on March 13, 2023. The following is a summary of certain significant features of the Plan.

Purposes of Plan: The purposes of the Plan are to advance our interests and the interests of our stockholders by providing an incentive to attract, retain and reward persons performing services for us and by motivating such persons to contribute to our growth and profitability.

Types of Awards: Awards that may be granted include: (a) incentive stock options, (b) non-qualified stock options, and (c) restricted stock. These awards offer our and our subsidiaries' officers, employees, consultants and directors the possibility of future value, depending on the long-term price appreciation of our common stock and the award holder's continuing service with our company.

Administration of the Plan: The Plan is currently administered by our board of directors and will be administered by our compensation committee upon its establishment. Among other things, the administrator has the authority to select persons who will receive awards, determine the types of awards and the number of shares to be covered by awards, and to establish the terms, conditions, performance criteria, restrictions and other provisions of awards. The administrator has authority to establish, amend and rescind rules and regulations relating to the Plan.

Eligible Recipients: Persons eligible to receive awards under the Plan will be those employees, consultants, and directors of our company and its subsidiaries who are selected by the administrator.

Shares Available Under the Plan: The maximum number of shares of our common stock that may be delivered to participants under the Plan is 5,400,000, subject to adjustment for certain corporate changes affecting the shares, such as stock splits. Shares subject to an award under the Plan for which the award is canceled, forfeited or expires again become available for grants under the Plan. Shares subject to an award that is settled in cash will not again be made available for grants under the Plan.

Stock Options:

General. Stock options give the option holder the right to acquire from us a designated number of shares at a purchase price that is fixed at the time of the grant of the option. Stock options granted may be tax-qualified stock options (so-called "incentive stock options") or non-qualified stock options. Subject to the provisions of the Plan, the administrator has the authority to determine all grants of stock options. That determination will include: (i) the number of shares subject to any option; (ii) the exercise price per share; (iii) the expiration date of the option; (iv) the manner, time and date of permitted exercise; (v) other restrictions, if any, on the option or the shares underlying the option; and (vi) any other terms and conditions as the administrator may determine.

Option Price. The exercise price for stock options will be determined at the time of grant. Normally, the exercise price will not be less than the fair market value on the date of the grant. As a matter of tax law, the exercise price for any incentive stock option awarded may not be less than the fair market value of the shares on the date of grant. However, incentive stock option grants to any person owning more than 10% of our voting stock must have an exercise price of not less than 110% of the fair market value on the grant date.

Exercise of Options. An option may be exercised only in accordance with the terms and conditions for the option agreement as established by the administrator at the time of the grant. The option must be exercised by notice to us, accompanied by payment of the exercise price. Payments may be made in cash or, at the option of the administrator, by actual or constructive delivery of shares of common stock to the holder of the option based upon the fair market value of the shares on the date of exercise.

Expiration or Termination. Options, if not previously exercised, will expire on the expiration date established by the administrator at the time of grant. In the case of incentive stock options, such term cannot exceed ten years provided that in the case of holders of more than 10% of our voting stock, such term cannot exceed five years. Options will terminate before their expiration date if the holder's service with our company or a subsidiary terminates before the expiration date. The option may remain exercisable for specified periods after certain terminations of employment, including terminations as a result of death, disability or retirement, with the precise period during which the option may be exercised to be established by the administrator and reflected in the grant evidencing the award.

Incentive and Non-Qualified Options. An incentive stock option is an option that is intended to qualify under certain provisions of the Code for more favorable tax treatment than applies to non-qualified stock options. Any option that does not qualify as an incentive stock option will be a non-qualified stock option. Under the Code, certain restrictions apply to incentive stock options. For example, the exercise price for incentive stock options may not be less than the fair market value of the shares on the grant date and the term of the option may not exceed ten years. In addition, an incentive stock option may not be transferred, other than by will or the laws of descent and distribution, and is exercisable during the holder's lifetime only by the holder. In addition, no incentive stock options may be granted to a holder that is first exercisable in a single year if that option, together with all incentive stock options previously granted to the holder that also first become exercisable in that year, relate to shares having an aggregate fair market value in excess of $100,000, measured at the grant date.

Restricted Awards: Restricted awards are shares awarded to participants at no cost. Restricted awards can take the form of awards of restricted stock, which represent issued and outstanding shares subject to vesting criteria, or restricted stock units, which represent the right to receive shares subject to satisfaction of the vesting criteria. Restricted stock awards are forfeitable and non-transferable until the shares vest. The vesting date or dates and other conditions for vesting are established when the shares are awarded. These awards will be subject to such conditions, restrictions and contingencies as the administrator shall determine at the date of grant. Those may include requirements for continuous service and/or the achievement of specified performance goals.

Other Material Provisions: Awards will be evidenced by a written agreement, in such form as may be approved by the administrator. In the event of various changes to the capitalization of our company, such as stock splits, stock dividends and similar re-capitalizations, an appropriate adjustment will be made by the administrator to the number of shares covered by outstanding awards or to the exercise price of such awards. The administrator is also permitted to include in the written agreement provisions that provide for certain changes in the award in the event of a change of control of our company, including acceleration of vesting. Except as otherwise determined by the administrator at the date of grant, awards will not be transferable, other than by will or the laws of descent and distribution. Prior to any award distribution, we are permitted to deduct or withhold amounts sufficient to satisfy any employee withholding tax requirements. Our board also has the authority, at any time, to discontinue the granting of awards. The board also has the authority to alter or amend the Plan or any outstanding award or may terminate the Plan as to further grants, provided that no amendment will, without the approval of our stockholders, to the extent that such approval is required by law or the rules of an applicable exchange, increase the number of shares available under the Plan, change the persons eligible for awards under the Plan, extend the time within which awards may be made, or amend the provisions of the Plan related to amendments. No amendment that would adversely affect any outstanding award made under the Plan can be made without the consent of the holder of such award.

What it Means to be a Minority Holder

As a minority shareholder of the common stock of the Company, you will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Dilution

An investor's stake in a Company may be diluted as a result of the Company issuing additional shares of its common stock. In other words, when the Company issues more shares of common stock, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will then own a smaller piece of a larger Company. This increase in the number of shares outstanding could result from a stock Offering (such as an initial public Offering, another crowdfunding round, a venture capital round or an angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than it was prior to the issuance, and control dilution, with the total percentage of the Company which an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier Offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2024 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company was doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2025 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease because of actions taken by the Company. Dilution can cause drastic changes to the value of each share, to your ownership percentage, to voting control, and to earnings per share.

Valuation

For purposes of valuing the common stock to set the Purchase Price for this Offering, our board of directors determined the Purchase Price in its reasonable good faith judgment taking the following factors into account:

- our history and prospects and the history of and prospects for the industry in which we compete;
- our past and present financial performance; an assessment of our management;

- our prospects for future earnings and the present state of our development;
- the general condition of the securities markets at the time of this Offering;
- the recent prices of, and demand for, our securities in our completed private placements; and
- other factors deemed relevant by our board.

Transferability of Securities

Pursuant to Regulation Crowdfunding, for the first 12 months following their issuance, the Securities can only be resold:

• In an IPO;
• To the Company;
• To an accredited investor; and
• To a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstance.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Comparison of Fiscal Years Ended December 31, 2023 and 2022

The following table sets forth key components of our results of operation for the fiscal years ended December 31, 2023 and December 31, 2022, both in dollars and as a percentage of our revenue:

	December 31, 2023		December 31, 2022	
	Amount	% of Net Sales	Amount	% of Net Sales
Net sales	$47,246,722	100.00%	$46,573,462	100.00%
Cost of sales	32,672,453	69.15 %	34,014,491	73.03 %
Gross profit	14,574,269	30.85 %	12,558,971	26.97 %
Operating Expenses				
Payroll expenses	7,523,260	15.92 %	5,292,342	11.36 %
Rent and utilities	6,922,069	14.65 %	4,671,256	10.03 %
Sales and marketing	709,667	1.50 %	1,098,044	2.36 %

General and administrative	3,283,564	6.95 %	2,563,441	5.50 %
Loss from operations	(3,864,291)	(8.18)%	(1,066,112)	(2.29)%
Other (income) and expenses	283,957	0.60 %	81,247	0.17 %
Interest expense	304,028	(0.64)%	85,980	0.18 %
Provision for income taxes	18,101	(0.04)%	28,302	0.06 %
Net loss	$(4,470,377)	(9.46)%	$(1,261,641)	(2.71)%

Summary of our financial performance:

- Our gross profit increased by $2,015,298, or 13.83% to $14,574,269 for the year ended December 31, 2023 from $12,558,971 for the year ended December 31, 2022.

- Our sneaker sales decreased by approximately $162,000, or 0.4% to $40,785,000 for the year ended December 31, 2023 from approximately $40,947,000 for the year ended December 31, 2022.

- Our apparel and accessories sales increased by approximately $835,000, or 14.8% to $6,461,000 for the year ended December 31, 2023 from approximately $5,626,000 for the year ended December 31, 2022.

- Our Average Unit Volume ("AUV") decreased by approximately $923,000, or 25.4% to $2,706,000 for the year ended December 31, 2023, from approximately $3,629,000 for the year ended December 31, 2022.

- Our sales per square foot decreased by approximately $388, or 26.7% to $1,056 for the year ended December 31, 2023, from approximately $1,444 for the year ended December 31, 2022.

- Our online sales remained relatively flat at $1,351,314 for the year ended December 31, 2023, compared to $1,363,830 for the year ended December 31, 2022.

Net sales. Sales from operating activities increased by $673,260, or 1.42% to $47,246,722 for the year ended December 31, 2023, from $46,573,462 for the year ended December 31, 2022. Such an increase in sales was primarily due to an increase in the number of stores year-over-year. The Company went from 7 stores at the beginning of 2022 to 17 stores by the end of 2022. In 2023, the Company opened 3 additional stores while closing its lowest performing 2 stores.

Cost of sales. Our cost of sales from operating activities decreased by $1,342,038, or 4.11%, to $32,672,453 for the year ended December 31, 2023, from $34,014,491 for the year ended December 31, 2022. Such a decrease was due to improved buying practices and a reduction in shrinkage due to improved polices over inventory management. As a percentage of net sales, cost of sales decreased from 73.03% for the year ended December 31, 2022, to 69.15% for the year ended December 31, 2023.

Gross profit. As a result of the foregoing, our gross profit increased by $2,015,298, or 13.83%, to $14,574,269 for the year ended December 31, 2023, from $12,558,971 for the year ended

December 31, 2022. As a percentage of net sales, gross profit increased from 26.97% for the year ended December 31, 2022, to 30.85% for the year ended December 31, 2023.

Payroll expenses. We incurred payroll expenses of $7,523,260, or 15.92% of net sales, for the year ended December 31, 2023, as compared to $5,292,342, or 11.36% of net sales, for the year ended December 31, 2022. Such increase is primarily due to an increase in the number of stores year-over-year and the creation of the corporate team in 2022.

Rent and utilities. We incurred rent and utilities expenses of $6,922,069, or 14.65% of net sales, for the year ended December 31, 2023, as compared to $4,671,256, or 10.03% of net sales, for the year ended December 31, 2022. Such increase is primarily due to an increase in the number of stores year-over-year.

Sales and marketing. We incurred sales and marketing expenses of $709,667, or 1.50% of net sales, for the year ended December 31, 2023, as compared to $1,098,044, or 2.36% of net sales, for the year ended December 31, 2022. Such decrease is primarily due to less store openings and an ongoing effort to normalize sales and marketing at roughly 1.5-2.0% of sales.

General and administrative expenses. Our general and administrative expenses increased by $720,123, or 28.1%, to $3,283,564 for the year ended December 31, 2023, from $2,563,441 for the year ended December 31, 2022. Our general and administrative expenses during the year ended December 31, 2022 consisted of legal and professional fees, travel, insurance, depreciation and amortization expenses, and other overhead expenses. As a percentage of net sales, our general and administrative expenses increased from 5.50% for the year ended December 31, 2022 to 6.95% for the year ended December 31, 2023. Such increase was primarily due to increases in professional services, depreciation and amortization, insurance and store supplies.

Other (income) expenses. We incurred additional miscellaneous expenses of $283,957, or 0.60% of net sales, for the year ended December 31, 2023, as compared to $81,247, or 0.17% of net sales, for the year ended December 31, 2022. Such increase is due to a one-time loss on an exclusive sneaker collection and a one-time store theft.

Interest expense, net. We incurred interest expenses of $304,028, or 0.64% of net sales, for the year ended December 31, 2023, as compared to $85,980, or 0.18% of net sales, for the year ended December 31, 2022. Such increase is primarily due to the long-term note payable entered in late 2023.

Provision for income taxes. We have a provision for income taxes of $18,101, or 0.04% of net sales, for the year ended December 31, 2023, as compared to $28,302, or 0.06% of net sales, for the year ended December 31, 2022. Such decrease is primarily due to the reduction of deferred income taxes.

Net income (loss). As a result of the cumulative effect of the factors described above, we had a net loss of $4,470,377 for the year ended December 31, 2023, as compared to a net loss of $1,261,641 for the year ended December 31, 2022, a decrease of $3,208,736, or 71.78%.

Liquidity and Capital Resources

As of December 31, 2023 and 2022, we had cash and cash equivalents of $2,005,389 and $2,394,874, respectively, and total liabilities of $ 24,614,811 and $17,383,066, respectively.

To date, we have financed our operations primarily through revenue generated from operations, bank borrowings, private placements of our securities and unsecured credit advances from our merchant point-of-sale processing system. These advances have a fixed fee of 12% of the advance amount and the daily repayment rate is between 11% and 14% of future sales. Through the end of the 2023 fiscal year, three of our stores took advantage of these credit advances in the total amount of $604,500. As of December 31, 2023, the outstanding balance of those cash advances was $382,652. Through August 22, 2024, five additional stores took advantage of these credit advances in the total amount of $598,000. As of August 31, 2024, the outstanding balance of all cash advances was $543,897.

In addition, we had previously borrowed funds from traditional banks. On August 19, 2022, the Company entered into an asset-based lending line of credit with JP Morgan Chase that provided up to $4,000,000, which the Company used for its working capital needs. As of October 20, 2023, this line of credit with JP Morgan Chase was fully paid off and is now no longer active.

Management has prepared estimates of operations and believes that with the proceeds of this Offering sufficient funds will be generated from operations to fund our operations and to service our debt obligations for at least the next twelve months. We may, however, in the future require additional cash resources due to changing business conditions, implementation of our strategy to expand our business, or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects. If we are unable to obtain alternative financing, there are no assurances that we will be able to satisfy our obligations, and such conditions raise substantial doubt about our ability to continue as a going concern.

The accompanying consolidated financial statements have been prepared on a going concern basis under which we are expected to be able to realize our assets and satisfy our liabilities in the normal course of business.

Summary of Cash Flow

Comparison of Years Ended December 31, 2023 and 2022

The following table provides detailed information about our net cash flow for all financial statement periods presented in this Offering Memorandum.

	Years Ended December 31,	
	2023	**2022**

Net cash used in operating activities	$(2,259,765)	$(3,639,202)
Net cash used in investing activities	(496,382)	(767,490)
Net cash provided by financing activities	2,366,662	5,145,376
Net increase (decrease) in cash	(389,485)	738,684
Cash and cash equivalents at beginning of period	2,394,874	1,656,190
Cash and cash equivalents at end of period	$2,005,389	$2,394,874

Our net cash used in operating activities was $2,259,765 for the year ended December 31, 2023, as compared to $3,639,202 for the year ended December 31, 2022. For the year ended December 31, 2023, net cash used in operating activities primarily reflected the Company's net loss adjusted for non-cash items and working capital changes. For the year ended December 31, 2023, the net cash used in operating activities primarily consisted of a net loss of $4,470,377, and payments on operating lease liabilities of $5,942,517, a $6,850,875 positive impact from (i) right of use amortization of $6,101,110, (ii) a decrease in accounts payable of $301,443, (iii) an increase in accrued expenses of $120,731, and (iv) a decrease in inventories of $930,477.

Our net cash used in investing activities was $496,382 for the year ended December 31, 2023, as compared to $767,490 for the year ended December 31, 2022. Our net cash used in investing activities for the year ended December 31, 2023 consisted entirely of purchases of property and equipment, while our net cash used in investing activities for the year ended December 31, 2022 consisted of purchases of property and equipment of $654,576 and software development costs of $112,914.

Our net cash provided by financing activities was $2,366,662 for the year ended December 31, 2023, as compared to $5,145,376 net cash provided by financing activities for the year ended December 31, 2022. Our net cash provided by financing activities for the year ended December 31, 2023 consisted of proceeds from long-term note payable of $1,588,000, proceeds from merchant cash advances from point of sale of $604,500, proceeds from the line of credit of $600,000, and proceeds from the issuance of stock, net of fees of $424,423, decreased by repayment of merchant cash advances from point of sale of $221,848, repayment from line of credit of $600,000 and repayment of short-term notes payable with a related party of $28,413, while our net cash provided by financing activities for the year ended December 31, 2022 mainly consisted of proceeds from the issuance of stock, net of fees, of $6,906,290, offset by repayments on short term note payable of $903,904, stockholder dividends of $581,272, repurchases of common stock of $250,000 and repayments on long-term notes payable with a related party of $25,738.

Indebtedness

The Falcon SOJA Loans

On October 19, 2023, we and Falcon SOJA Ventures Investments LLC, Series Impossible Kicks 2023A, a series of Falcon SOJA Ventures Investments LLC, a Delaware series limited liability company ("Falcon SOJA"), entered into a loan agreement (the "First Falcon SOJA Loan Agreement") under which we borrowed $1,734,167 from Falcon SOJA and issued to Falcon SOJA a secured promissory note (the "First Falcon SOJA Note") and warrants to purchase 1,040,496 shares of our common stock. The outstanding balance under the Note bears an interest at 17.0%

per annum. The principal on the Note is due at maturity in 18 months from the date of issuance with quarterly interest payments. The Note is secured by all of our Company assets. On October 27, 2023, we issued a second secured promissory note to Falcon SOJA (the "Second Falcon SOJA Note" and together with the First Falcon SOJA Note, the "Falcon SOJA Notes") pursuant to the terms of a second Falcon SOJA Loan Agreement (together with the First Falcon SOJA Loan Agreement, the "Falcon SOJA Loan Agreements") on the same terms as the First Falcon SOJA Note, in the principal amount of $1,000,000. The Second Falcon SOJA Note was amended on March 8, 2024 reducing the principal amount of that note to $879,116.67.

On April 19, 2024, we were unable able to make a required quarterly interest payment of $45,687.50 on the First Falcon SOJA Note and on April 27, 2024, we were unable able to make a required quarterly interest payment of $35,664.58 on the Second Falcon SOJA Note. These failures constituted events of default under the Falcon SOJA Loan Agreements. On May 2024, we entered into payment deferment agreements (the "Deferment Agreements") with Falcon SOJA pursuant to which Falcon SOJA agreed to defer these quarterly interest payments and to provide us with a limited waiver solely with respect to these events of default. As consideration for Falcon SOJA's agreement to defer the interest payments and waive the defaults, we agreed to issue directly to the series members of Falcon SOJA, pro rata, 18,100 shares of our common stock with respect to the First Falcon SOJA Note and 14,803 shares of our common stock with respect to the Second Falcon SOJA Note and to pay Falcon SOJA: (a) $12,500.00 to reimburse the expenses and administrative costs incurred by Falcon SOJA in connection with each of the Deferment Agreements ($25,000 in the aggregate), plus (b) $2,000.00 to reimburse the fees and disbursements of counsel to Falcon SOJA for review each of the Deferment Agreements ($4,000 in the aggregate). We have since made the two quarterly interest payments within the parameters of the Deferment Agreements.

Additionally, our conversion from a Delaware to a Nevada corporation without providing prior notice to Falcon SOJA constituted a default under the security agreement we entered into with Falcon SOJA on October 19, 1023 relating to the Falcon SOJA Loan Agreements (the "Security Agreement"). Also, our entering into the secured Loan Agreement with Change Capital and issuing to Change Capital the Change Capital Note which provided Change Capital with a first priority secured interest in all of our assets, both discussed immediately below, constituted a breach of the terms of our Falcon SOJA Loan Agreement and related Security Agreement limiting our ability to enter into additional secured loan agreements. In a written agreement dated August 4, 2024, Falcon SOJA agreed to provide a limited waiver solely with respect to the two defaults discussed immediately above, permitting the state conversion and the Change Capital security interest. As consideration for Falcon SOJA's agreement to waive the Security Agreement defaults, we agreed to pay Falcon SOJA a non-accountable expense allowance of $15,000 to cover the expenses of the waiver, $5,000 of which we already paid and the remaining $10,000 we are required to pay upon our receipt of equity funds but no later than October 4, 2024.

The Change Capital Loan

On July 12, 2024, we and our subsidiaries, along with John Mocadlo and Wayne Mocadlo as guarantors, entered into a Master Business Loan Agreement (as amended or supplemented from time to time, the "Loan Agreement") with Change Capital Holdings I, LLC, a Delaware limited liability company ("Change Capital") and, in accordance with the terms of the Loan Agreement, we issued to Change Capital a commercial promissory note (the "Change Capital Note") under which we agreed to repay Change Capital up to an aggregate of $1,000,000 in principal amount of loans. In connection with the Loan Agreement and the Change Capital Note, we granted Change Capital a security interest in all of our assets pursuant to the terms of a Commercial Security Agreement among the parties listed above also dated as of July 12, 2024.

To date, Change Capital has advanced to us $800,000 (the "Initial Loan") under the Change Capital Note. Under the terms of the Change Capital Note, we are required to pay Change Capital a 4% origination fee (or $40,000 if the full $1,000,000 is borrowed) and closing expenses in the sum of $9,995. Assuming Change Capital lends us the full $1,000,000 agreed upon amount, we will be obligated to repay Change Capital the sum of $1,350,000.00 in sixty (60) consecutive weekly payments of $22,500.00, commencing four weeks after disbursement of the initial advance. Under the terms of the Loan Agreement, we may request additional loans from Change Capital up to a maximum aggregate principal amount of $2.500,001, including the initial Loan.

We may prepay the initial advance at any time prior to maturity by paying Change Capital an amount equal to the initial advance plus three percent (3.0%) of the initial advance per month that funds are outstanding (with a minimum of 15%), less any loan payments previously made.

Upon the occurrence and during the continuance of an event of default, Change Capital may require, without notice or demand, that we repay the entire amount of the Loan at once. Even if, during the continuance of an event of default, Change Capital does not require us to pay immediately in full as described above, Change Capital will still have the right to do so at any other time that an event of default is continuing. We agreed to pay all costs of collection and enforcement of the Note, including (but not limited to) reasonable attorneys' fees, which include the costs to Change Capital of the services of its in-house counsel. If an event of default occurs, a fee of ten percent (10%) of the outstanding balance at the time of the event of default will be added to the principal balance due under the Note for each occurrence of an event of default.

Off-Balance Sheet Arrangements

As of December 31, 2023 and 2022, we did not have any off-balance sheet arrangements.

Material Changes and Other Information

None.

USE OF PROCEEDS

We plan to use the net proceeds of this Offering to repay certain debt and for working capital and general corporate and business purposes, including but not limited to, new store openings, upgrading and remodeling existing stores, and to fund inventory purchases.

The Company anticipates using the gross proceeds from this Offering, which are expected to be $5,000,000, in the following manner:

Purpose or Use of Funds	Allocation of Offering Proceeds After	Percentage of Proceeds Payable to	Allocation of Offering Proceeds After	Percentage of Proceeds Payable to Intermediary

	Fees payable to Intermediary Assuming a $20,000 Raise	Intermediary Assuming a $20,000 Raise	Fees payable to Intermediary Assuming a $5,000,000 Raise	Assuming a $5,000,000 Raise
Total Proceeds	$20,000	100%	$5,000,000	100%
Less: Offering Expenses				
DealMaker Platform Fees	$1,700	8.5%	$ 425,000	8.5%
Other Offering Expenses(1)	$56,000	280%	$56,000	1.1%
Net Proceeds	$(37,700)	(188.5)%	$4,519,000	90.4%
Use of Net Proceeds				
Debt Payoff	$-	0%	$1,000,000	20%
New Store Opening	$-	0%	$2,500,000	50%
Store Remodels and Upgrades	$-	0%	$300,000	6%
Inventory	$-	0%	$500,000	10%
Working Capital/General Corporate	$(37,700)	(188.5)%	$219,000	4.4%
Total	$20,000	100%	$5,000,000	100%

(1) Includes Intermediary fees of $15,000 for onboarding, due diligence and asset creation and monthly subscription fees of $2,000 for monthly account management and software access fees. Also includes $15,000 primarily consisting of legal and accounting expenses relating to this offering.

The identified uses of proceeds above are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

Disqualification

No disqualifying event has been recorded in respect to the Company or its officers or directors.

Compliance Failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER

OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

In addition to the restrictions pursuant to Regulation CF, Investors have additional contractual restrictions on being able to transfer the Securities purchased in this Offering. The restrictions require the approval of the Company before any transfer may be made.

Transactions with Related Persons

The following includes a summary of transactions since the beginning of our 2023 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeds five percent of the aggregate amount of capital raised by us in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount we seek to raise in the current offering and in which any related person had or will have a direct or indirect material interest (other than compensation described under "*Executive Compensation*" above). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm's-length transactions.

In December 2023, John Mocadlo, our Chief Executive Officer, and Rod Granero, our Chief Financial Officer participated in the note Offering with Falcon SOJA Ventures SPV. Mr. Mocadlo, to participate in the note Offering, converted $100,000 of accrued but unpaid deferred compensation, and received a note for $100,000 and warrants for 10,000 shares of common stock. Similarly, Mr. Granero, participating in the note Offering, also converted $46,167 of outstanding accrued but unpaid deferred compensation, and received warrants for 4,616 shares of common stock. Messrs. Mocadlo and Granero's warrants are fully vested, have an exercise price of $12.31, and will expire in December 2028.

OTHER INFORMATION

Bad Actor Disclosure
None

Platform Compensation

As compensation for the services provided by DealMaker Securities LLC ("Intermediary"), the Company is required to pay to the Intermediary a cash usage fee consisting of eight and one-half percent (8.5%) of the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. In addition, we will pay the Intermidiary cash "activation" fees of $15,000 for onboarding, due diligence and asset creation and monthly subscription fees of $2,000   for monthly account management and software access fees. The monthly fee of $2,000 will end on September 30, 2025.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and will post its annual report for the fiscal years ending December 31, no later than 120-days past its fiscal year end..

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

INVESTMENT PROCESS

Information Regarding Length of Time of Offering

Investment Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Securities indefinitely, and neither the Intermediary nor the Company is required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an Investor does not cancel an investment commitment before the 48-hour period prior to the Target Date, the funds will be released to the issuer upon closing of the Offering and the Investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Target Date, it may close the Offering early provided (i) the expedited Target Date must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Target Date to the Investors and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Target Date.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target Offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investment Cancellations: Investors will have up to 48 hours prior to the end of the Offering Date or Revised Target Date, whichever is earlier, to change their minds and cancel their investment commitments for any reason. Once the date is within 48 hours of the earlier of the two dates, Investors will not be able to cancel for any reason, even if they make a commitment during this period, and Investors will receive their Securities from the Issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this Offering, such as the Company reaching its Target Amount, the Company making an early closing, the Company making material changes to its Form C, and the Offering closing at its Target Date, or Revised Target Date.

Material Changes: Material changes to an Offering include but are not limited to:
A change in minimum Offering amount, change in security price, change in management, etc. If the Company makes a material change to the Offering terms or other information disclosed, including a change to the Target Date, or Revised Target Date, Investors will be given five business days to reconfirm their investment commitment. If Investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Investor Limitations

Investors are limited in how much they can invest in all crowdfunding Offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the Offering and the ability to subscribe can be found at invest.impossiblekicks.com.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ John Mocadlo
Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ John Mocadlo
Chief Executive Officer

SIGNATURE	TITLE	DATE
/s/ John Mocadlo John Mocadlo	Chief Executive Officer (Principal Executive Officer) and Chairman	September 25, 2024
/s/ Rod Granero Rod Granero	Chief Financial Officer (Principal Accounting and Financial Officer)	September 25, 2024
/s/ Robert King Robert King	Director	September 25, 2024
/s/ John Paglia John Paglia	Director	September 25, 2024
/s/ Jeffrey Fowler Jeffrey Fowler	Director	September 25, 2024
/s/ Antonie W. Ploegsma Antonie W. Ploegsma	Director	September 25, 2024

EXHIBIT B

FINANCIAL STATEMENTS

bakertilly

Independent Auditors' Report

To the Stockholder's of
Impossible Kicks Holding Company, Inc.

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of Impossible Kicks Holding Company Inc. (the Company), which comprise the consolidated balance sheet as of December 31, 2023 and 2022, and the related consolidated statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter - Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Other Matter – forward stock split

The accompanying consolidated financial statements for the years ended December 31, 2023 and 2022 are presented giving effect to the forward stock split as described in the subsequent events Note 17 to the consolidated financial statements.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for 12 months subsequent to issuance date of the accompanying consolidated financial statements.

Auditors' Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings and certain internal control-related matters that we identified during the audit.

/s/ Baker Tilly US, LLP

Irvine, California
June 14, 2024

IMPOSSIBLE KICKS HOLDING COMPANY INC.
CONSOLIDATED BALANCE SHEETS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	As of December 31,	
	2023	**2022**
Assets		
Current Assets:		
Cash and cash equivalents	$ 2,005,389	$ 2,394,874
Accounts receivable, net	518,701	585,306
Inventories	4,593,500	5,523,977
Prepaid expenses and other current assets	354,324	363,404
Total current assets	7,471,914	8,867,561
Property and Equipment, Net	919,141	683,390
Operating Right-of-Use Assets	20,585,638	14,317,240
Intangible Assets, Net	56,457	94,095
Security Deposits	175,920	109,043
Total assets	$29,209,070	$24,071,329
Liabilities and Stockholder's Equity		
Current Liabilities:		
Accounts payable	$ 1,499,910	$ 1,801,353
Accrued expenses	1,288,667	1,167,936
Deferred tax liability	14,620	28,302
Operating lease liabilities, current portion	6,696,334	4,442,352
Short-term note payable – related party	12,067	-
Merchant cash advances from point of sale	382,652	-
Total current liabilities	9,894,250	7,439,943
Long Term Liabilities		
Long-term note payable - related party	-	40,480
Note payable, net of discounts	644,909	-
Lease liabilities, net of current portion	14,075,652	9,902,643
Total liabilities	24,614,811	17,383,066
Commitments and Contingencies (Note 8)		
Stockholder's Equity		
Common Stock, $0.001 par value; 44,000,000 shares authorized; 27,199,998 and 27,022,386 issued and outstanding as of December 31, 2023 and 2022, respectively	27,200	27,022
Treasury stock, at cost; 0 and 15,774 shares outstanding as of December 31, 2023 and 2022, respectively	-	(4,800)
Additional paid-in-capital	8,784,237	6,412,841
Retained earnings	(4,217,178)	253,199
Total stockholder's equity	4,594,259	6,688,263
Total liabilities and stockholder's equity	$29,209,070	$24,071,329

See notes to financial statements.

IMPOSSIBLE KICKS HOLDING COMPANY INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	Years Ended December 31,	
	2023	**2022**
Net Sales	$47,246,722	$46,573,462
Cost of Sales	32,672,453	34,014,491
Gross profit	14,574,269	12,558,971
Operating Expenses		
Payroll expenses	7,523,260	5,292,342
Rent and utilities	6,922,069	4,671,256
Sales and marketing	709,667	1,098,044
General and administrative	3,283,564	2,563,441
Total operating expenses	18,438,560	13,625,083
Loss from operations	(3,864,291)	(1,066,112)
Other (income) and expenses	283,957	81,247
Interest expense, net	304,028	85,980
Total other expenses	587,985	167,227
Loss before provision for income taxes	(4,452,276)	(1,233,339)
Provision for Income Taxes	18,101	28,302
Net loss	$ (4,470,377)	$ (1,261,641)
Basic and diluted net loss per share	$ (0.16)	$ (0.05)
Weighted average shares used to compute basic and diluted Net loss per share	$27,130,980	$24,177,572

See notes to financial statements.

IMPOSSIBLE KICKS HOLDING COMPANY INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	For the Year Ended December 31, 2022						
	Common Stock		Additional Paid in	Treasury Stock		Retained	Total Stockholders' Equity
	Shares	Amount	Capital	Shares	Amount	Earnings	(Deficit)
Stockholder's Equity, January 1, 2022	18,000,000	$ 18,000	$ 3,972	$ -	$ -	$ 1,514,840	$ 1,536,812
Net loss	-	-	-	-	-	(1,261,641)	(1,261,641)
Issuance of common stock, net of fees	9,898,806	9,898	6,896,392	-	-	-	6,906,290
Repurchase of common stock	(876,420)	(876)	(249,124)	-	-	-	(250,000)
Receipt of donated treasury stock	-	-	342,874	630,876	(342,874)	-	-
Stock based compensation expense	-	-	-	(615,102)	338,074	-	338,074
Stockholder dividends	-	-	(581,272)	-	-		(581,272)
Stockholder's Equity, December 31, 2022	27,022,386	$ 27,022	$6,412,842	15,774	$ (4,800)	253,199	$ 6,688,263
Net loss	-	-	-	-	-	(4,470,377)	(4,470,377)
Issuance of common stock, net of fees	177,612	178	424,245	-	-	-	424,423
Stock based compensation expense	-	-	822,683	(15,774)	4,800	-	827,483
Issuance of warrants to note holders	-	-	1,124,467	-	-	-	1,124,467
Stockholder's Equity, December 31, 2023	27,199,998	27,200	8,784,237	-	-	(4,217,178)	4,594,259

See notes to financial statements.

IMPOSSIBLE KICKS HOLDING COMPANY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	Years Ended December 31,	
	2023	**2022**
Cash Flows from Operating Activities		
Net loss	$ (4,470,377)	$ (1,261,641)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation of property and equipment	260,631	97,287
Amortization of intangible assets	37,638	18,819
Right-of-use asset amortization	6,101,110	2,270,638
Amortization of debt discount	181,376	-
Stock based compensation expense	827,483	338,074
Changes in assets and liabilities:		
Accounts receivable, net	66,605	(395,264)
Inventories	930,477	(4,369,503)
Prepaid expenses and other current assets	9,080	(349,905)
Security deposits	(66,877)	(65,034)
Accounts payable	(301,443)	1,671,645
Accrued expenses	120,730	620,263
Deferred tax liability	(13,682)	28,302
Payments on operating lease liabilities	(5,942,517)	(2,242,883)
Net cash used in operating activities	(2,259,765)	(3,639,202)
Cash Flows From Investing activities		
Purchases of property and equipment	(496,382)	(654,576)
Software development costs	-	(112,914)
Net cash used in investing activities	(496,382)	(767,490)
Cash Flows From Financing activities		
Proceeds from long-term note payable	1,588,000	-
Repayments of long-term note payable – related party	-	(25,738)
Repayments on short-term note payable – related party	(28,413)	-
Proceeds from merchant cash advances from point of sale	604,500	-
Repayment of merchant cash advances from point of sale	(221,848)	(903,904)
Proceeds from line of credit	600,000	-
Repayment from line of credit	(600,000)	-
Proceeds from issuance of stock, net of fees	424,423	6,906,290
Repurchase of common stock	-	(250,000)
Stockholder dividends	-	(581,272)
Net cash provided by financing activities	2,366,662	5,145,376
Net increase (decrease) in cash and cash equivalents	(389,485)	738,684
Cash and Cash Equivalents, Beginning	2,394,874	1,656,190
Cash and Cash Equivalents, Ending	$ 2,005,389	$ 2,394,874
Supplementary Disclosure of Cash Flow Information		
Cash paid for interest	$ 186,723	$ 85,980
Cash paid for taxes during the year	$ 11,831	$ 40,425
Supplementary Schedule of Noncash Financing and Investing Activities		
Warrants issued with issuance of common stock	$ 52,025	$ 592,683
Warrants issued with note offering	$ 1,124,467	$ -
Receipt of donated treasury stock	$ -	$ 342,874
Officer compensation converted to note payable	$ 146,167	$ -
Common stock issued for fundraising activities	$ -	$ 3,109,893

See notes to financial statements.

1. Nature of the Business

Impossible Kicks Holding Company, Inc., (the "Company" or "Impossible Kicks") a Delaware Corporation, was incorporated on January 7, 2021, and operates as a direct-to-consumer reseller of high-end sneakers and streetwear through its wholly owned subsidiaries. The Company's headquarters is in Irvine, California.

Impossible Kicks Holding Company, Inc. operates brick-and-mortar retail locations selling high-end sneakers and streetwear in the United States. The Company targets retail locations in selected well-trafficked storefronts in luxury shopping centers and premium outlets and offers in-store authentication of products by experts. Since inception, the Company opened seven retail locations in 2021 and 10 additional locations in 2022. As of December 31, 2022, the Company operated in 17 retail locations across the United States. In 2022, the Company launched its eCommerce platform and mobile app.

On June 28, 2022, the Company converted from a limited liability company to a Delaware Corporation and changed the name from Impossible Kicks Holding Company LLC to Impossible Kicks Holding Company, Inc. Upon the conversion, the Company authorized 5,000,000 shares of common stock, par value $0.001 per share. Each of the Member Units of the LLC was converted into 3,000 shares of common stock, par value $0.001 per share. The conversion was accounted for as a common control transaction and reflected retrospectively in the accompanying consolidated financial statements as of the beginning of the period.

In 2023, the Company authorized an additional 1,000,000 shares. In 2024, the Company approved a 6-to-1 forward split on its common stock and increased the total authorized shares to 44,000,000. The forward split and additional authorized shares is recorded retrospectively in the accompanying consolidated financial statements.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on an accrual basis of accounting in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP").

Principles of Consolidation

The consolidated financial statements include the accounts of Impossible Kicks Holding Company, Inc. and its wholly owned subsidiaries, Impossible Kicks LLC, Impossible Kicks Two LLC, Impossible Kicks Three LLC, Impossible Kicks Four LLC, Impossible Kicks Five LLC, Impossible Kicks Six LLC, Impossible Kicks Seven LLC, Impossible Kicks Eight LLC, Impossible Kicks Nine LLC, Impossible Kicks Ten LLC, and Impossible Kicks Eleven LLC. All material intercompany balances and transactions have been eliminated in consolidation.

Going Concern

As of December 31, 2023, the Company had $2 million of cash and retained deficit of $4,217,178. For the year ended December 31, 2023, the Company had negative cash flows from operating activities of $2.3 million and incurred a net loss of $4.5 million. Subsequent to December 31, 2023, the Company has been dependent on equity funding to fund its operations. These factors raise a substantial doubt, as defined by ASC 205-40, *Presentation of Financial Statements – Going Concern*, about the Company's ability to continue as a going concern for a reasonable time after the date of these consolidated financial statements.

If the Company is unable to obtain alternative financing, there are no assurances that the Company will be able to satisfy its obligations. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The Company's management believes it will continue to require third-party financing to support future operations until the Company achieves profitability. The Company continues to take steps to improve profitability and seek additional sources of capital. The Company is currently in the process of doing a Regulation A Offering to raise the necessary capital to continue to grow the business and improve profitability. However, there can be no assurance that improvement in operating results will occur or that the Company will successfully implement its plans. In addition, there can be no assurances that an agreement for additional capital would ultimately be reached or that the additional capital would become available to the Company at all or on terms favorable to the Company. In the event cash flows from operations and factoring or borrowing arrangements are not sufficient, additional sources of financing, such as equity Offerings, will be required in order to maintain the Company's current and planned future operations.

The accompanying consolidated financial statements have been prepared on the basis that the Company will continue to operate as a going concern, which contemplates that the Company will be able to realize assets and settle liabilities and commitments in the normal course of business for the foreseeable future. Accordingly, the accompanying consolidated financial statements do not include any adjustments that may result from the outcome of these uncertainties.

Reclassifications

Certain prior year amounts have been reclassified for consistency with the current period presentation. The Company split up its operating expenses into more categories on the Statement of Operations for the year ended December 31, 2022 to present amounts on a comparative basis with current year's presentation. Such reclassifications had no impact on the Company's total financial condition, operating results, cash flows, working capital or stockholder's equity.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates under different assumptions or circumstances.

Significant estimates made by management include, among others, the valuation of accounts receivable, inventories, valuation of property and equipment and intangible assets, realizability of deferred tax assets, revenue recognition, stock-based compensation, and the recognition and disclosure of contingent liabilities.

Basic and Diluted Net Loss per Share

Basic (loss) income per share is calculated by dividing net loss attributable to common equity holders of the Company by the weighted average number of shares of common stock outstanding during the year.

Diluted (loss) income per share is calculated by dividing net loss attributable to common equity holders of the Company by the weighted average number of shares of common stock outstanding during the year, plus the effect of dilutive potential common stock outstanding during the year. This method requires that diluted loss per share to be calculated (using the treasury stock method for options and warrants and the if-converted method for convertible instruments) as if all dilutive potential common stock had been exercised at the latest of the beginning of the year or on the date of issuance, as the case may be, and that the funds obtained thereby (plus an amount equivalent to the unamortized portion of related stock-based compensation costs) to be used to purchase common stock of the Company at the average fair value of the common stock during the year. During the period where a net loss is incurred, dilutive potential shares are excluded from the computation of dilutive net loss per share as the inclusion is anti-dilutive.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. All cash equivalents are carried at cost, which approximates fair value. At December 31, 2023 and 2022, cash and cash equivalents consist of cash and money market funds. At times, such amounts may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limit.

Revenue Recognition

The Company recognizes revenue when goods or services are transferred to customers in an amount that reflects the consideration which it expects to receive in exchange for those goods or services. In determining when and how revenue is recognized from contracts with customers, the Company performs the following five-step analysis:

I. Identification of contract with customers

II. Determination of performance obligations

III. Measurement of the transaction price

IV. Allocation of the transaction price to the performance obligations and

V. Recognition of revenue when (or as) the Company satisfies each performance obligations

Store sales are recognized at the point of sale and include merchandise, net of returns, discounts, and chargebacks, and exclude taxes. Revenue from layaway sales is recognized when the customer receives the product, rather than when the initial deposit is paid. Revenue for merchandise that is shipped to the customer from the Company's stores is recognized at the shipping point as the customer has control of the product upon shipment.

Gift Cards

The Company sells gift cards which do not have expiration dates. Revenue from gift card sales is recorded when the gift cards are redeemed by customers. Gift card breakage is recognized as revenue in proportion to the pattern of rights exercised by the customer, unless there is a legal obligation to remit the value of unredeemed gift cards to the relevant jurisdictions. Given the limited operating history of the business, no gift card breakage has been recognized.

Cost of Sales

Cost of sales primarily includes the purchase costs of inventory sold and the overall inventory shrinkage.

Accounts Receivable, Net

Accounts receivable, net primarily includes receivables derived from in-transit credit card settlements from customer sales processed through merchant accounts. The Company evaluated the Current Expected Credit Losses and determined that there is minimal risk of credit losses from our trade receivables.

Inventories

Inventories are stated at the lower of cost or net realizable value using the first-in, first-out method. The Company establishes reserves for excess and obsolete inventory based on estimates of future usage using historical trends and specific identification, as well as estimates of current and anticipated demand, customer preferences, age of the merchandise and fashion trends.

Property and Equipment, Net

Property and equipment are stated at historical cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which are five years for furniture and fixtures, the shorter of five years or the remaining lease term for leasehold improvements and three to five years for computer and equipment. Expenditures for major renewals and betterments are capitalized, while minor replacements, maintenance and repairs, which do not extend the asset lives, are charged to operations as incurred. Upon sale or disposition, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss is included in the accompanying statements of operations. As of December 31, 2023 and 2022, there was no impairment on property and equipment.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets, primarily consisting of property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted cash flows attributable to such assets including any cash flows upon their eventual disposition to their carrying value. If the carrying value of the assets exceeds the forecasted undiscounted cash flows, then the assets are written down to their fair value. For the year ended December 31, 2023 and 2022, there have been no such impairments.

Intangible Assets, Net

The Company's intangible assets consist of the development of its website, which is amortized using the straight-line method over three years. Amortization expense for the years ended December 31, 2023 and 2022 amounted to $37,638 and $18,819, respectively.

Leases

Lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term for those arrangements where there is an identified asset and the contract conveys the right to control its use. The lease term includes options to extend or terminate a lease only when we are reasonably certain that we will exercise that option. The right-of-use asset is measured at the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, initial direct costs, and any tenant improvement allowances received. For operating leases, right-of-use assets are reduced over the lease term by the straight-line lease expense recognized less the amount of accretion of the lease liability determined using the effective interest method.

We combine lease components and non-lease components. Given the Company's policy election to combine lease and non-lease components, the Company also considers fixed common area maintenance ("CAM") part of the Company's fixed future lease payments; therefore, fixed CAM is also included in the Company's lease liability. The Company recognizes rent expense for operating leases as of the possession date for store leases or the commencement of the agreement for non-store leases. Rental expense, inclusive of rent holidays, concessions, and tenant allowances are recognized over the lease term on a straight-line basis. Contingent payments based upon sales and future increases determined by inflation related indices cannot be estimated at the inception of the lease and, accordingly, are charged to operations as incurred.

As most of the Company's leases do not provide an implicit interest rate, the Company used incremental borrowing rates based on the remaining lease term to determine the present value of future lease payments. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms.

Leases with an initial term of 12 months or less are not recorded on the balance sheet. The Company recognizes lease expense for short-term leases on a straight-line basis over the lease term.

Payroll

All payroll costs are expensed in the period in which they are incurred and are included in payroll expenses. Payroll costs include hourly wages, salaries, bonuses, commissions, payroll taxes, and payroll administrator fees. Payroll costs for the years ended December 31, 2023 and 2022, amounted to $7,523,260 and $5,292,342, respectively.

Rent and Utilities

All rent and utilities costs are expensed in the period in which they are incurred and are included in rent and utilities expenses. Rent and utilities costs include base rent, percentage rent, and utilities fees. Rent and utilities costs for the years ended December 31, 2023 and 2022, amounted to $6,922,069 and $4,671,256, respectively.

Sales and Marketing

All advertising costs are expensed in the period in which an advertisement runs and are included in sales and marketing expenses. Advertising costs for the years ended December 31, 2023 and 2022, amounted to $709,667 and $1,098,044, respectively.

Shipping and Handling Costs

All shipping and handling costs are expensed as incurred and are included in general and administrative expenses. Shipping and handling costs for the years ended December 31, 2023 and 2022, amounted to $331,357 and $431,732, respectively.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the consolidated financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company's tax positions are subject to income tax audits. The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not that the position is sustainable upon examination by the taxing authority, solely based on its technical merits. The tax benefit recognized is measured as the largest amount of benefit which is greater than 50 percent likely to be realized upon settlement with the taxing authority. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in the income tax provision.

Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more likely than not expected to be realized based on the weighting of positive and negative evidence. Future realization of deferred tax assets ultimately depends on the existence of sufficient taxable income of the appropriate character (for example, ordinary income or capital gain) within the carryback or carryforward periods available under the applicable tax law. The Company regularly reviews the deferred tax assets for recoverability based on historical taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. The Company's judgments regarding future profitability may change due to many factors, including future market conditions and the ability to successfully execute its business plans and/or tax planning strategies. Should there be a change in the ability to recover deferred tax assets, the tax provision would increase or decrease in the period in which the assessment is changed.

Sales Taxes

The Company collects sales tax on sales to nonexempt customers and remits the withheld sales tax to the respective state on a quarterly or monthly basis. The Company's accounting policy is to report revenues net of sales or other transaction taxes that are collected from customers and remitted to taxing authorities.

Fair Value of Financial Instruments

The Company's consolidated financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The estimated fair value of these instruments approximates their carrying amounts due to the short maturity of these instruments. As of December 31, 2023 and 2022, the Company had no recurring or nonrecurring fair value measurements for assets and liabilities.

Stock-Based Compensation

The Company values stock compensation based on the fair value recognition provisions of ASC 718, *Compensation – Stock Compensation*, which establishes accounting for stock-based awards exchanged for employee services and requires the Company to expense the estimated grant date fair value of stock awards over the requisite employee service period.

The fair value of restricted stock awards is based on the market price of the Company's common stock on the date of the grant. To value stock option awards, the Company uses the Black-Scholes-Merton option pricing model. This model involves assumptions including the stock price, expected life of the option, stock price volatility, risk-free interest rate, dividend yield and exercise price. The Company recognizes compensation expense in earnings over the requisite service period, while forfeitures of awards are recognized as they occur.

Recently Adopted Accounting Pronouncements

Effective January 1, 2022, the Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2016-02, Leases (Topic 842), and all related amendments using the modified retrospective approach. The Company's 2021 financial statements continue to be accounted for under the FASB's Topic 840 and have not been adjusted.

ASU No. 2016-02 requires lessees to recognize the assets and liabilities that arise from leases on the balance sheet. At lease inception, leases are classified as either finance leases or operating leases with the associated right-of-use asset and lease liability measured at the net present value of future lease payments. Operating leases are expensed on a straight-line basis as lease expense over the noncancelable lease term. Expenses for finance leases are comprised of the amortization of the right-of-use asset and interest expense recognized based on the effective interest method. At the date of adoption, the Company recorded operating lease right-of-use assets and lease liabilities of $16,587,878 and $16,587,878, respectively.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments, Credit Losses. This guidance requires immediate recognition of management's estimates of current expected credit losses. Under the previous model, losses were recognized only as they were incurred, which the FASB noted delayed recognition of expected losses that might not yet have met the threshold of being probable. The ASU also broadens the information that an entity must consider in developing its expected credit loss estimated for all assets. The new model applies to all financial instruments that are not accounted for at fair value through net income. This update is effective for financial statements issued for annual periods beginning after December 15, 2022 including interim periods within those fiscal years. The Company adopted this guidance effective in 2023 with an immaterial impact on the Company's consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Improvements to Reportable Segment Disclosures. ASU 2023-07 requires additional disclosures, including more detailed information about segment expenses about a public entity's reportable segments on an annual and interim basis. The new segment disclosures are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Management will review the extent of new disclosures necessary in the coming year, prior to implementation. Other than additional disclosure, we do not expect a change to our consolidated statements of operations, financial position, or cash flows.

Other recently issued accounting pronouncements did not, or are not believed by management to, have a material effect on our present or future consolidated financial statements.

3. Inventories

Inventories consist of the following as of December 31:

	2023	2022
Shoes	$ 3,675,745	$ 4,543,949
Apparel and accessories	917,755	980,028
Total	$ 4,593,500	$ 5,523,977

4. Property and Equipment, Net

Property and equipment, net consists of the following as of December 31:

	2023	2022
Furniture and fixtures	830,100	$ 509,160
Leasehold improvements	370,545	204,317
Computers and equipment	85,958	76,743
	1,286,603	790,220
Less: accumulated depreciation	(367,462)	(106,830)
Total	919,141	$ 683,390

Depreciation expense for the years ended December 31, 2023 and 2022 was $260,631 and $97,287, respectively and is included in general and administrative expenses in the accompanying consolidated statements of operations.

5. Intangible Assets, Net

Intangible assets, net, consists of the following as of December 31:

	2023	2022
Website development costs	$ 112,914	$ 112,914
Less: accumulated amortization	(56,457)	(18,819)
Total	$ 56,457	$ 94,095

Amortization expense for the years ended December 31, 2023 and 2022, was $37,638 and $18,819, respectively and is included in general and administrative expenses in the accompanying consolidated statements of operations.

The estimated future amortization expense of intangible costs as of December 31, 2022, in the next five fiscal years is as follows:

2024	37,638
2025	18,819
	$ 56,457

6. Accrued Expenses

Accrued expenses consist of the following as of December 31:

	2023	2022
Accrued inventory expenses	$ 349,238	$ 206,519
Accrued payroll expenses	181,440	114,952
Accrued rent expenses	61,998	356,307
Credit card payable	116,197	151,507
Gift cards	154,070	126,835
Accrued bonuses	196,166	-
Sales tax payable	69,379	78,665
Interest payable	51,596	-
Other accrued expenses	108,583	133,151
Total accrued expenses	$ 1,288,667	$ 1,167,936

7. Line of Credit

On August 19, 2022, the Company entered into an asset-based lending (ABL) line of credit that provided up to $4,000,000 of eligible inventory, which the Company planned to use for its working capital needs. The line of credit bore a variable interest of SOFR + 4.00%. The line of credit matured on August 31, 2023. The line of credit was secured by 60% of eligible inventory. As of December 31, 2022, the outstanding balance on the line of credit was $0. In March 2023, the Company drew $600,000 from the line of credit and was repaid in full in October of 2023. The line of credit has since been closed.

8. Merchant Cash Advances from Point of Sale

The Company has access through its point-of-sale ("POS") system to draw on merchant cash advances to fund its operations. These advances have a fixed fee and a repayment rate. The fixed fee on all advances is 12% of the advance amount and the daily repayment rate is 11% of future sales. Starting in August 2023, the Company obtained a total of three cash advances amounting to $604,500. As of December 31, 2023, the outstanding balance of those cash advances is $382,652. The fixed fee is recorded as interest expense as the Company repays the cash advance.

9. Long- Term Notes Payable

	2023	2022
Long term note payable – related party	$ -	$ 40,480
Long term note payable	1,734,167	-
Less: discounts on long term notes payable	(1,089,258)	-
	$ 644,909	$ 40,480

In October 2023, the Company entered into a loan agreement with an accredited investor in the form of a promissory note (the "Note"). The Company borrowed $1,734,167 under the Note and issued 1,040,496 warrants to purchase common stock. As of December 31, 2023, the outstanding balance totaled $1,734,167. The outstanding balance under the promissory note bears an interest at 17.0% per annum. The principal on the Note is due at maturity in 18 months with quarterly interest payments due. The Note is secured by all Company assets. In connection with the Note the accredited investors are obtaining 1,040,496 warrants to purchase common stock at an exercise price of $2.05 per share. The Company measured the fair value of the issued warrants based on the Black Scholes model. The total estimated fair value for the warrants issued in 2023 is $1,124,467, which the Company recorded as a discount to the note. The discount is amortized over the life of the Note or 18 months and is recorded as interest expense.

10. Related-Party Transactions

On May 18, 2021, the Company entered into a loan agreement with a shareholder of the Company. The loan amount was $80,000 and the proceeds were used for one of the store openings. The loan is a 3-year loan with an annual interest rate of 10.34%. The balance as of December 31, 2023 and 2022 was $12,067 and $42,727, respectively. The maturity of the loan was May 18, 2024 and it has been paid in full.

In December 2023, the CEO and CFO participated in the long-term notes payable Offering. The CEO converted $100,00 of accrued but unpaid deferred compensation in exchange for a note payable of $100,000 and warrants to purchase 60,000 shares of common stock pursuant to the long-term notes payable Offering terms described in note 9. Similarly, the CFO converted $46,167 of outstanding accrued but unpaid deferred compensation in exchange for a note payable of $46,167 and warrants to purchase 27,696 shares of common stock pursuant to the long term notes payable Offering terms described in note 9. The officers' warrants are fully vested, have an exercise price of $2.05, and will expire in December 2028. The amounts converted to the long-term note payable are included in the long term note payable line item on the Company's balance sheet.

We entered into a consultancy agreement with a beneficial owner of the Company who provided consulting and brokerage services for capital raising. In 2023 and 2022, the Company paid this owner $30,000 and $919,024, respectively.

One of our Board Members provides ongoing consulting services for our company through a consulting agreement with a company where the Board Member serves as President. Pursuant to the consulting agreement, we agreed to pay the company a monthly fee of $7,500. Fees paid during the years ended December 31, 2023 and 2022 were $82,500 and $0, respectively. These fees are included in general and administrative expenses on the consolidated statements of operations.

11. Commitments and Contingencies

Operating Leases

All of the Company's leases are operating leases for its company-operated retail store locations. Operating lease periods generally range from 1-5 years and contain rent escalation provisions as well as variable costs that include amounts based on a percentage of gross sales in excess of specified levels. Some of the store leases contain renewal options with varying terms and conditions.

The following table summarizes the operating lease right-of-use assets and operating lease liabilities as of December 31, 2023 and 2022:

	2023	2022
Operating lease right-of-use assets	$20,585,638	14,317,240
Operating lease liabilities:		
Current	6,696,334	4,442,352
Long-term	14,075,652	9,902,643
Total operating lease liabilities	$20,771,986	14,344,995

Below is a summary of expenses incurred pertaining to leases during the year ended December 31, 2023 and 2022:

	2023	2022
Operating lease expense	$ 5,485,187	2,347,001
Short-term lease expense	827,311	738,500
Variable lease expense	609,571	1,079,521
Total lease expense	$ 6,922,069	4,165,022

The table below summarizes the Company's scheduled future minimum lease payments for years ending after December 31, 2023:

Years ending	
2024	6,696,334
2025	6,448,470
2026	4,160,088
2027	3,664,448
2028	866,834
Total lease payments	21,836,174
Less present value discount	(1,064,188)
Total lease liabilities	20,771,986
Less current portion	(6,696,334)
Long-term lease liabilities	$14,075,652

The following table includes supplemental cash flow and noncash information related to the leases for the years ended December 31, 2023 and 2022:

Cash paid for amounts included in the measurement of lease liabilities:

	2023	2022
Addition to right to use asset and lease liability	$ 12,369,508	$ 16,587,878
Total	$ 12,369,508	$ 16,587,878

Total rent expense for the years ended December 31, 2023 and 2022, was $6,922,069 and $4,165,022, respectively and is included in rent and utilities expenses in the accompanying consolidated statements of operations.

Litigation

The Company is not currently involved in any legal matters that would arise in the normal course of its business. Management believes that the ultimate outcome of any legal matters would not have a material adverse effect on the accompanying consolidated financial statements. There can be no assurance, however, that the resolution of such legal matters will not have a material or adverse effect on the Company's business, financial position, results of operations, or cash flows.

12. Provision for Income Taxes

The components of income tax expense for the year ended December 31, 2023 are as follows:

Current income taxes:	2023	2022
Federal	$ -	$ -
State	18,859	13,000
Total current	18,859	13,000
Deferred income taxes:		
Federal	(121,187)	15,302
State	120,429	-
Change in valuation allowance	-	-
Total deferred	(758)	15,302
Total provision for income taxes	18,101	$ 28,302

Significant components of the Company's deferred tax assets and liabilities are as follows:

Deferred tax assets:	2023	2022
Net operating loss carryforward	$ 1,197,950	$ 263,681
Business interest carryforward	76,468	885
State taxes	1,874	1,811
Operating lease liability	5,165,139	969,634
	6,441,431	1,236,011
Less valuation allowance	(1,186,819)	(201,564)
	5,254,612	1,034,447
Deferred tax liabilities:		
Property and equipment	(136,391)	(171,264)
Leases	(14,039)	(23,818)
Intangible assets	(5,118,802)	(867,667)
	(5,269,232)	(1,062,749)
Net deferred tax liability	$ (14,620)	(28,302)

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the analysis of federal and state deferred tax balances, the Company recorded a partial valuation allowance against the federal and state deferred tax assets of $1.2 million.

As of December 31, 2022, the Company had federal net operating losses of $4.4 million and state net operating losses of $3.2 million available to offset future taxable income. The federal net operating losses carryforward indefinitely and state net operating loss carryforwards will begin to expire, if unutilized, beginning in 2037.

As of December 31, 2023, the Company has no uncertain tax positions. The Company's policy is to recognize interest and penalties related to uncertain tax positions, if any, in the income tax provision. During the years ended December 31, 2023 and December 31, 2022, the Company recognized no interest and penalties related to uncertain tax positions.

The tax years ended December 31, 2021 thru 2023 remain open to examination by Federal and state jurisdictions. In addition, the utilization of net operating loss carryforwards are subject to Federal and State review for the periods in which those net losses were incurred. The Company is not under audit by any taxing jurisdictions at this time.

The IRA was passed in August 2022, providing significant incentives for businesses to become more energy efficient by extending, increasing, or expanding credits applicable to the production of clean energy and fuels as well as other provisions. These changes do not have a material impact on the Company's tax provision.

13. Stockholder's Equity

Stock Options

The following table summarizes information with respect to outstanding options to purchase outstanding options of the Company at December 31, 2023 and 2022:

Exercise Price	Number Outstanding	Expiration Date
1.12	2,316,000 and 0, respectively	January 2028

In 2023, the Company issued stock options to its employees and advisory board to purchase an aggregate 2,316,000 shares of the Company's common stock. The shares have a fair value of $1.12 and vest semi-annually over a four-year period for non-executive employees, over a two-year period for executives, and over a one-year period for directors.

The Company measures the fair value of the issued options based on the Black Scholes model using the following assumptions:

Stock price	$ 1.12
Risk-free interest rate	4.06-4.72%
Expected term	6.17 years
Expected stock price volatility	70%
Expected dividend yield	$ 0.00

The stock price is based on a valuation report that was prepared by a third-party valuation firm. The risk-free interest rate is based on the yield Daily U.S. Treasury Yield Curve Rates with terms equal to the life of the options as of grant date. The expected stock price volatility is based on comparable companies' historical stock price volatility since the Company does not have sufficient historical volatility data. The expected term of the options is 6.17 years based on the simplified method.

Warrants

The following table summarizes information with respect to outstanding warrants to purchase common stock of the Company at December 31, 2023 and 2022:

Exercise Price	Number Outstanding	Expiration Date
$0.56-$2.59	2,164,896 and 1,080,012, respectively	January- October 2028

In 2022, the Company issued warrants to accredited investors to purchase an aggregate 1,080,012 shares of the Company's common stock as part of a consulting agreement related to fundraising activities. The warrants are fully vested.

In 2023, the Company issued warrants to accredited investors to purchase an aggregate 44,388 shares of the Company's common stock. The warrants are fully vested.

In 2023, the Company issued warrants in its note payable to accredited investors to purchase an aggregate 1,040,496 shares of the Company's common stock. The warrants are fully vested.

The Company measures the fair value of the issued warrants based on the Black Scholes model using the following assumptions:

Stock price	$ 0.59-6.74
Risk-free interest rate	1.56-4.95%
Expected term	2.5 years
Expected stock price volatility	70%
Expected dividend yield	$ 0.00

The stock price is based on a valuation report that was prepared by a third-party valuation firm. The risk-free interest rate is based on the yield Daily U.S. Treasury Yield Curve Rates with terms equal to the life of the warrants as of grant date. The expected stock price volatility is based on comparable companies' historical stock price volatility since the Company does not have sufficient historical volatility data. The expected term of the warrants is 2.5 years based on the simplified method.

Shareholder Stock Transfer

In 2022, there was a secondary market transaction between one shareholder and a member of management. Shares were given to a member of management that came from another shareholder's common stock and was accounted for as treasury stock and stock-based compensation.

14. Segment Information

The Company determined its reportable segments based on operating and financial reports regularly reviewed by the Chief Operating Decision Maker ("CODM"), who is the Company's Chief Executive Officer ("CEO"). On an ongoing basis, the CODM reviews the operating segments to ensure they accurately reflect the Company's business and allocation of resources. The Company, as part of its ongoing review of the results of the business, continually reviews these segments with key executives. Additionally, the Company prepares the budget and forecast using the same segments as reported in the financial statements. The CODM, the accounting and finance team work together to ensure the information presented reflects the segments reported in its financial statements.

As a result of a review, the CODM identified that the Company operates in one reportable segment. Based on the fact the CODM and management review the financial information on a consolidated basis regularly, the budget and projections are also built on a consolidated basis, and the financial data used is consolidated, management concluded that we operate as one reportable segment.

Revenues by Geographic Area and Product Type:

	2023		2022	
	East	**West**	**East**	**West**
Footwear	$27,362,628	$13,173,357	$27,991,982	$12,335,992
Apparel and accessories	$ 4,529,886	$ 2,180,851	$ 4,335,045	$ 1,910,443
Total revenue	$31,892,514	$15,354,208	$32,327,027	$14,246,435

15. Net Income (Loss) Per Share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding as of December 31:

	2023	**2022**
Basic and diluted weighted average number of shares outstanding	27,130,980	24,177,572
The following items have been excluded from the diluted weighted average number of shares outstanding because they are anti-dilutive:		
Options	2,316,000	-
Warrants	2,164,896	1,080,012
	4,480,896	1,080,012

For the years ended December 31, 2023 and 2022, the Company was in a loss position and therefore diluted loss per share is equal to basic loss per share.

16. Benefit Plans

The Company has a qualified 401(k) Savings and Profit-Sharing Plan, in which all employees are able to participate. The Company does not match a portion of employee contributions to the savings plan.

17. Subsequent Events

The Company evaluated subsequent events through June 14, 2024, which is the date the consolidated financial statements were available to be issued. Subsequent events are events or transactions that occur after the balance sheet date but before the consolidated financial statements are issued. The Company recognizes in the consolidated financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the consolidated financial statements. The Company's consolidated financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before the consolidated financial statements are available to be issued.

In January 2024, the Company signed a 5-year operating lease for a new retail store location.

In February 2024, the Company utilized a $143,000 cash advance on its credit card sales.

In March 2024, the Company signed a 5-year operating lease for a new retail store location.

In April 2024, the Company utilized a $166,500 cash advance on its credit card sales.

In April 2024, the Company filed a confidential Form 1-A with the SEC to perform a Regulation A Offering.

In May 2024, the Company performed a 6-1 forward split and increased its authorized shares to 44,000,000 shares.

From May 2024 through June 2024, the Company raised $645,000 of gross proceeds by issuing 651,516 common shares at $0.99 per share.

EXHIBIT C

IMPOSSIBLE KICKS HOLDING COMPANY, INC.

SUBSCRIPTION AGREEMENT

THE SECURITIES (AS DEFINED BELOW) ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Board of Directors of
Impossible Kicks Holding Company, Inc.
300 Spectrum Center Drive, Suite 400
Irvine, CA 92618

Dear Ladies and Gentlemen:

1. **Background**.
Impossible Kicks Holding Company, Inc., a Nevada corporation (the "Company"), is conducting an offering (the "Offering") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act"), and Regulation Crowdfunding promulgated thereunder. The Company is conducting this Offering pursuant to the Form C, dated September 26, 2024, as the same may be amended from time to time, filed by the Company with the Securities and Exchange Commission (the "Form C") and the Offering Memorandum, which is attached as an exhibit thereto (the "Offering Memorandum"). In the Offering, the Company is offering up to 2,500,000 shares of its common stock, par value $0.001 per share (each a "Share" and, collectively, the "Shares" or the "Securities") at a price of $2 per Share (the "Purchase Price") to both accredited and non-accredited investors. The minimum amount or target amount to be raised in the Offering is $20,000 (the "Target Offering Amount") and the maximum amount to be raised in the offering is $5,000,000 (the "Maximum Offering Amount"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a basis to be determined by the Company's management. The Company is offering the Shares to prospective investors through DealMaker Securities, LLC's (the "Intermediary"). The Intermediary is registered with the Securities and Exchange Commission (the "SEC"), as a broker-dealer and is a member of the Financial Industry Regulatory Authority. The Company will pay the Intermediary a commission equal to 8.5% of the aggregate amount raised in the Offering, plus a $15,000 onboarding, due diligence and asset creation fee, and plus monthly subscription fees of $2,000 for account management and software access. Investors should carefully review the Form C and the accompanying Offering Memorandum, which are available on the Offering website at http:// invest.impossiblekicks.com

2. **Subscription**.

Subject to the terms of this Agreement and the Form C and related Offering Memorandum, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the undersigned's subscription amount as indicated through the Intermediary's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Memorandum and as per the directions included on the Offering website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Share in the Offering after the Offering deadline as specified in the Offering Memorandum and on the Offering website (the "Offering Deadline").

3. **Closing Matters**.

(a) **Closing**. Subject to this Section 3(b), the closing of the sale and purchase of the Shares pursuant to this Agreement (the "Closing") shall take place through the Intermediary at such times as the Company may designate by notice to the undersigned. and the Company may conduct one or more Closings on or before the Offering Deadline.

(b) **Closing Conditions**. The Closing is conditioned upon satisfaction of all the following conditions:

(i) after at least 21-days from commencement;

(ii) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount;

(iii) at the time of the Closing, the Company shall have received into the escrow account established with the Intermediary and the escrow agent payment for the Shares in cleared funds, and shall have accepted subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount; and

(iv) the representations and warranties of the Company contained in Section 7 hereof and of the undersigned contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

4. **Termination of the Offering; Other Offerings**.

The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5. **Representations**.

The undersigned represents and warrants to the Company and the Company's agents as follows:

(a) The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C and the accompanying Offering Memorandum, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b) The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Shares.

(c) Including the amount set forth on the signature page hereto, in the past 12-month period the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d) The undersigned has received and reviewed a copy of the Form C and accompanying Offering Memorandum. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Memorandum to make the decision to purchase the Shares.

(e) The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Intermediary, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C and accompanying Offering Memorandum or otherwise by the Company, the Intermediary or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Intermediary nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Intermediary nor any of their respective affiliates has made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

(f) The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Memorandum. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

(g) The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h) The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon the Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(i) The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(j) The undersigned has up to 48 hours before the Offering Deadline to cancel the purchase and get a full refund.

(k) The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(l) The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

(m) The undersigned is acquiring the Shares solely for the undersigned’s own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities

Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Intermediary) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n) The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act or an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

(o) The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(p) If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

(q) Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to the Offering Deadline; however, once the Subscription Agreement is accepted by the Company there is no cancelation right;

(r) Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company. A promoter may be any person who promotes the Company's offering for compensation, whether past or prospective, or who is a founder or an employee of the Company that engages in promotional activities on behalf of the Company; and

(s) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

6. **HIGH RISK INVESTMENT.**

THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service, audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

7. **Company Representations**.

The undersigned understands that upon issuance to the undersigned of any Shares, the Company will be deemed to have made the following representations and warranties to the undersigned as of the date of such issuance:

(a) **Corporate Power**. The Company has been duly incorporated as a corporation under the laws of the State of Nevada and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

(b) **Enforceability**. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) **Valid Issuance**. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Certificate of Incorporation and Bylaws of the Company, as amended, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d) **No Conflict**. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's Certificate of Incorporation and Bylaws, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

8. **Indemnification**.

The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

9. **Market Standoff**.

If so requested by the Company or any representative of the underwriters (the "Managing Underwriter") in connection with any underwritten public or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Shares or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "Market Standoff Period"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period. For consideration received and acknowledged, the undersigned, in its capacity as a securityholder of the Company, hereby appoints the Company's Chief Executive Officer, to act as its true and lawful attorney with full power and authority on its behalf to execute and deliver all documents and instruments and take all other actions necessary in connection with the Company's issuance of its common stock pursuant to any lock-up agreement required to be executed pursuant to an underwriting agreement in connection with any initial public offering of the Company. Such appointment is irrevocable and coupled with an interest and shall be for the limited purposes set forth above.

10. **Proxy**

(a) The undersigned hereby appoints the Chief Execuive Officer of the Company, or his successor, as the undersigned's true and lawful proxy and attorney, with the power to act alone and with full power of substitution (collectively, the "Proxy"), to, consistent with this Section 10 and on behalf of the undersigned, (i) vote all Securities held of record by the undersigned (including any shares of the Company's capital stock that the undersigned may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the Chief Executive Officer determines is necessary or appropriate at the Chief Executive Officer's complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the Chief Executive Officer for the accomplishment of the foregoing. The Proxy and power granted by the undersigned pursuant to this Section are coupled with an interest. Such Proxy and power will be irrevocable. The Proxy and power, so long as the undersigned is an individual, will survive the death, incompetency and disability of the undersigned and, so long as the undersigned is an entity, will survive the merger or reorganization of the undersigned or any other entity holding the Securities. However, the Proxy will terminate upon the earlier of (i) the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of common stock of the Company, (ii) the effectiveness of a registration statement under the Exchange Act covering the common stock of the Company or (iii) five (5) years after the date of execution of this Subscription Agreement. The Chief Executive Officer is an intended third-party beneficiary of this Section 10 and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(b) Other than with respect to the gross negligence or willful misconduct of the Chief Executive Officer, in his capacity as the undersigned's true and lawful proxy and attorney pursuant to this Section , the Chief Executive Officer will not be liable for any act done or omitted in his capacity as representative of the undersigned pursuant to this Section 10 while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Chief Executive Officer, in his capacity as Proxy hereunder, has no duties or responsibilities except those expressly set forth in this Section 10, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the undersigned otherwise exist against the Chief Executive Officer in his capacity as Proxy. The undersigned shall indemnify, defend and hold harmless the Chief Executive Officer in his capacity as Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Chief Executive Officer's capacity as representative of the undersigned pursuant to this Section 10, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Chief Executive Officer in his capacity as Proxy, the Company shall reimburse the undersigned the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the amount of the undersigned's investment). In no event will the Chief Executive Officer in his capacity as Proxy be required to advance his own funds on behalf of the undersigned or otherwise. The undersigned acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Chief Executive Officer in his capacity as Proxy or the termination of this Section 10.

(c) A decision, act, consent or instruction of the Chief Executive Officer in his capacity as Proxy constitutes a decision of the undersigned and is final, binding and conclusive upon the undersigned. The Company, shareholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Chief Executive Officer in his capacity as Proxy as being the decision, act, consent or instruction of the undersigned. The Company, shareholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Chief Executive Officer in his capacity as Proxy.

(d) If any provision of this Proxy or any part of any this Section 10 is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this Proxy is separable from every other part of such provision.

11. **Miscellaneous**.

(a) **Obligations Irrevocable**. Following the Closing, the obligations of the undersigned shall be irrevocable.

(b) **Legend**. The certificates, book entry or other form of notation representing the Shares sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Shares were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

(c) **Notices**. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Intermediary or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

(d) **Governing Law**. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Nevada without regard to the principles of conflicts of laws.

(e) **Submission to Jurisdiction**. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Shares by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

(f) **Entire Agreement**. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

(g) **Waiver, Amendment**. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

(h) **Waiver of Jury Trial**. **THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT**.

(i) **Invalidity of Specific Provisions**. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

(j) **Titles and Subtitles**. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

(k) **Electronic Execution and Delivery**. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

(l) **Binding Effect**. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

(m) **Survival**. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material, or which are to the benefit of the undersigned, and (iii) the death or disability of the undersigned.

(n) **Notification of Changes**. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Shares pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the parties have executed this Agreement as of ________________. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

COMPANY:

By:____________________________

Name: John Mocadlo

Title: Chief Executive Officer of Impossible Kicks Holding Company, Inc.

SUBSCRIBER:

By:____________________________(1)

Name: _______________________

Title: _______________________, of

____

Address: _______________________

____

____

Email: _______________________

(1) By signing this Agreement, you are certifying that you are an "accredited investor" as that term is defined in Regulation D, promulgated under the Securities Act of 1933, as amended.

[*End of Exhibit C, Subscription Agreement*]

EXHIBIT D

LANDING PAGE

Invest in Impossible Kicks

Redefining the Sneaker Resale Market

As the nation's largest brick-and-mortar sneaker resale platform, our disruptive model is revolutionizing the sneaker purchase / resale experience

INVEST NOW | WATCH VIDEO

Offering Circular | Form C | Investor Education

Investment Offer

Offer: $5,000,000 / Total Invested to Date: $8.5M

INVEST NOW

$64M	$750	$2.00 / Share
Current Valuation	Min Investment	$750 = 375 Shares

Why Invest

Supercharged Runway for Growth

Impossible Kicks doubling in size, powered by proven strategy and a massive global market opportunity

INVEST NOW



Impossible Kicks is a Unique Investment Opportunity

INVEST NOW

01	**Leading the Charge**	Clear Specialty Retail Leader in an Expanding High-Growth Category
02	**Curated Excellence**	Curated Assortment of High-Quality Inventory Coupled with Superior Sourcing Capabilities

03	**Setting the Standard**	Best-in-Class Store Footprint Supported by Top-Tier Real Estate Partners
04	**Unmatched Engagement**	Highly-Engaged Customer Base with Broad Demographic Reach
05	**Motivation Meets Experience**	Experienced and Motivated, Founder-Led Executive Team
06	**Powering the Future**	Tangible Growth Levers to Support Making IK a Leading Platform

From $14.8M in revenue in 2021 to $47.3M in 2023

Impossible Kicks' journey is the most compelling growth story in the sneaker resale industry

INVEST NOW



Impossible Kicks

The Clear Category Leader with Best-in-Class Retail

Impossible Kicks has demonstrated portability and a pipeline with 20 stores across 11 states in 3 years

INVEST NOW



$47M+	20	$2.8M
2023 Revenue	Store Locations	Average Sales/Store(1)

A Supercharged Runway for Growth

Since it's founding, Impossible Kicks has proven its ability to invest in high-impact, step-function growth drivers

INVEST NOW

Drive Brand Awareness

- Only 45%(1) of respondents currently know of Impossible Kicks relative to other resellers
- Accelerate momentum on social platforms
- Celebrity endorsements

Retail Expansion

- Continue to execute on permanent leasing strategy
- Identify key locations in desirable markets
- Leverage relationship with best-in-class real estate operators (Forbes, Taubman and Simons)

Optimize E-commerce

- Continue to build ecommerce platform
- Leverage lessons learned after the initial roll-out of platform
- Use e-commerce for promo activity

Expand Product Offering

- Expand into adjacent luxury apparel items (watches, sunglasses, etc.)
- Carry other collectible item

Growth Potential

30B+ Secondary Sneaker Market

At only 1% share of the sneaker resale market, Impossible Kicks has significant growth headroom in both near- and long-term

INVEST NOW

Source: glossy.co


Impossible Kicks



The Preferred Sneaker Reseller

Q: Of the brands you are aware of and have visited either frequently or occasionally – Which ONE would be your first choice for buying sneakers?

INVEST NOW


IK
33%
GOAT
25%
ebay
17%
stockX
15%
14%
FLIGHT CLUB
12%
Source: 2023 Acclaro consumer survey

Nationwide Buzz

From A-list celebrities to your everyday sneakerhead, the Impossible Kicks brand is experiencing rapid adoption / awareness nationwide

INVEST NOW



253K	54M	12.3M
Instagram Followers	Instagram Impressions	Instagram Accounts reached
8+	**7+**	**1st**
Mainstream celebrity endorsements	Highly engaged influencers	Mover in the fitness category

Authentic, Disruptive, Exclusive Investment

The Future of Luxury Sneaker Retail!

INVEST NOW



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DISQUS

FAQs

Why invest in startups?

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

How much can I invest?

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

How do I calculate my net worth?

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

What are the tax implications of an equity crowdfunding investment?

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

Who can invest in a Regulation CF Offering?

Individuals over 18 years of age can invest.

What do I need to know about early-stage investing? Are these investments risky?

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

When will I get my investment back?

The Common Stock (the "Shares") of Impossible Kicks (the "Company") are not publicly-traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

Can I sell my shares?

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions.

Exceptions to limitations on selling shares during the one-year lockup period:

In the event of death, divorce, or similar circumstance, shares can be transferred to:

- The company that issued the securities
- An accredited investor
- A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationship)

What happens if a company does not reach their funding target?

If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

How can I learn more about a company's offering?

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

What if I change my mind about investing?

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: info@dealmakersecurities.com

How do I keep up with how the company is doing?

At a minimum, the company will be filing with the SEC and posting on it's website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

What relationship does the company have with DealMaker Securities?

Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.

Impossible Kicks

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Suite 950, Birmingham, AL 35242., is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck.

DealMaker Securities LLC does not make investment recommendations.
DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer.
DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment.
DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing.
DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This website contains forward-looking statements. These statements may include the words "believe", "expect", "anticipate", "intend", "plan", "estimate", "project", "will", "may", "targeting" and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position, business strategy, plans, targets and objectives of the management of Impossible Kicks Holding Company, Inc. (the "Company") for future operations (including development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future policies and plans and the environment in which the Company will operate in the future. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this presentation. The forward-looking statements in this website speak only as of the date of the Company's initial Form C, and the Company expressly disclaims to the fullest extent permitted by law any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

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